Exhibit 10.2





GOBIERNO DE LA
REPÚBLICA DE HONDURAS

★ ★ ★ ★ ★

SECRETARÍA DE RELACIONES
EXTERIORES Y COOPERACIÓN
INTERNACIONAL

Apostille

Convention de La Haye du 5 Octobre 1961

1. **País:** Honduras
Country / Pays

El presente documento público
This public document / Le présent acte public

2. **Ha sido firmado por:** DORIS SUYAPA FIGUEROA VALLADARES
Has been signed by / a été signé par

3. **Quien actúa en calidad de:** RECEPTORA ADSCRITA, SECRETARIA GENERAL
Acting in the capacity of / agissant en qualité de

4. **Y esta revestido del sello/timbre de:** CORTE SUPREMA DE JUSTICIA/ SECRETARIA GENERAL
Bears the / stamp of / est revêtu du sceau / timbre de

Certificado / Certificate / Attesté

5. **En:** Tegucigalpa, M. D. C., Honduras, C. A.,
City and date / Ville et jour

6. **El día:** lunes, 30 de agosto de 2021
the / le

7. **Por:** HENRY ADOLFO CASTILLO RUIZ
By / Par

8. **Bajo el número:** 1006075
Number / Sous N°

9. **Sello/Timbre:**
Seal / Sta



SECRETARIA DE RELACIONES EXTERIORES Y COOPERACION INTERNACIONAL SECCION DE AUTENTICAS
TEGUCIGALPA, M.D.C. HONDURAS, C.A.

10. **Firma:**
Signature / Signature

Firmado digitalmente por HENRY ADOLFO CASTILLO RUIZ

HENRY ADOLFO CASTILLO RUIZ
Jefe de la Sección de Auténticas y Apostillas
Head of the Authentication and Apostilles Office
Chef Titulaire de la Section des Légalisations et Apostilles

Esta Apostilla es válida únicamente para el documento adjunto ya registrado.
AUTENTICA No.31960-21

Esta Apostilla certifica únicamente la autenticidad de la firma, la calidad en que el signatario del documento haya actuado y, en su caso, la identidad del sello o timbre del que el documento público esté revestido.

Esta Apostilla no certifica el contenido del documento para el cual se expidió.

Esta Apostilla se puede verificar en la dirección siguiente:
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

This Apostille only certifies the authenticity of the signature and the capacity of the person who has signed the public document, and, where appropriate, the identity of the seal or stamp which the public document bears.

This Apostille does not certify the content of the document for which it was issued.

To verity the issuance of this Apostille, see
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

Cette Apostille atteste uniquement la véracité de la signature, la qualité en laquelle le signataire de l'acte a agi et, le cas échéant, l'identité du sceau ou timbre dont cet acte public est revêtu.

Cette Apostille ne certifie pas le contenu de l'acte pour lequel elle a été émise.

Cette Apostille peut être vérifiée à l'adresse suivante :
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

Elaborado por / By / Pour : Dilcia

N° 8822872

30/08/2021 11:55:06 a.m.



CORTE SUPREMA DE JUSTICIA
REPUBLICA DE HONDURAS, C.A.

Tegucigalpa, M.D.C ., veintiseis de [illegible] del dos mil veintiuno .



PAPEL ESPECIAL
NOTARIAL
VEINTE LEMPIRAS
2020-2023

N. 1211892

SECRETARIA DE LA CORTE SUPREMA DE JUSTICIA

REPUBLICA DE HONDURAS

AUTENTICA No. 31960-21

La Infrascrita, Secretaria General de la Corte Suprema de Justicia CERTIFICA: Que es auténtica la firma que antecede y dice:

JOSE MANUEL CARDONA FIGUEROA

puesta en su caracter de:

NOTARIO

En el documento consistente en:

Certificado de Autenticidad Serie "A" No.4337544 de fecha 19 de agosto de 2021, respecto a la fotocopia del Testimonio de la Escritura Pública No.34 del 10 de marzo de 2006, referente a Testimoniar por Exhibición el Instrumento No.30 del 08 de diciembre de 2005, a requerimiento de DORIS GELSOMINA ORDOÑEZ OSORTO, Apoderada Legal de JOSE ODILON, JULIO CESAR, PEDRO PANFILO e INOCENTE DE LOS DOLORES, todos de apellidos LOPEZ MALESPIN.

Tegucigalpa, M.D.C., veintiseis de agosto del dos mil veintiuno

DORIS SUYAPA FIGUEROA VALLADARES
RECEPTORA ADSCRITA SECRETARIA GENERAL







VALOR LPS. 500.00
SERIE "A"

Colegio de Abogados de Honduras

Certificado de Autenticidad   N° **4337544**

El infrascrito Notario, **JOSE MANUEL CARDONA FIGUEROA**, del domicilio de Tegucigalpa, Municipio del Distrito Central, Inscrito en el Colegio de Abogados de Honduras con el número tres mil cuatrocientos treinta y siete (3437) y con Registro de Exequátur número un mil trescientos veintiocho (1328) de la Honorable Corte Suprema de Justicia, con Despacho profesional en el Edificio cantero, cuarto piso, cubículo 401, Teléfono 9836-4594, del Barrio el centro, frente al supermercado Paiz, de Tegucigalpa, M.D.C., **CERTIFICA:** Que la **COPIA FOTOSTATICA** que se adjunta y que contiene: Testimonio de Escritura Publica No. 34 de Testimonio por Exhibición otorgado por los señores **DORIS GELSOMINA ORDOÑEZ OSORTO COMO APODERADA Y REPRESENTANTE DE LOS SEÑORES: JOSE ODILON, JULIO CESAR, PEDRO PANFILO, INOCENTE DE LOS DOLORES TODOS DE APELLIDO LOPEZ MALESPIN**, a favor de ellos Mismos autorizado por el Notario Ruben Dario Nuñez M. de fecha 10 de marzo de 2006; **ES AUTÉNTICA** por ser copia fiel del documento original lo cual obra en poder de la señora **DORIS GELSOMINA ORDOÑEZ OSORTO. DOY FE.** – Artículo 26 del Código del Notario.

Tegucigalpa, M. D. C. 19 de agosto de 2021.

·······················ULTIMA LINEA:···························

JOSE MANUEL CARDONA FIGUEROA



Exq. 1328

1115331

31960 - 2021

Integrated Property Registry Certification Requested

Mr. Resgistrator of the Property Institute de Valle

I, Virgilio Inocente Lopez Caceres, of legal age, Honduran, with identity number 0606-1987-01147, profession or occupation Lawyer and with domicile in Choluteca, Choluteca, with my usual respect I appear before you to request a complete certification of an entry registered under number 94 of the Volume of the Property Institute of Valle. In favor of: Inocente de los Dolores, Pedro Panfilo, Jose Odilon, Julio Cesar all of last name López Malespin.

To Mr. Registrator I respectfully request:

To admit the present request and to resolve accordingly.

Nacaome, Valle January 2, 2020.

Illegible Signature

Stamp reading:

Bar Association of Honduras

201317311

Image of the National Emblem of the Republic of Honduras

Property Institute

RECEIPT OF PAYMENT FOR SERVICES

1. R.T.N. or identification number
   0606198701147   Receipt Number: 0001817855

2. FULL CORPORATE NAME IF IT IS A COMPANY OR SURNAME AND FIRST NAME IF IT IS A NATURAL PERSON
   VIRGILIO INOCENTE LOPEZ CACERES

3.

CODE	DESCRIPTION	TOTAL
022	FULL CERTIFICATION OF THE REGISTRATION	300.00
	TOTAL TO BE PAID	300.00

C617679434-1

Total to be paid in letters: Three hundred Lempiras with 00/100

Image of the National Emblem of the Republic of Honduras

Property Institute

RECEIPT OF PAYMENT FOR SERVICES

3. R.T.N. or identification number
0606198701147   Receipt Number: 0001817855

4. FULL CORPORATE NAME IF IT IS A COMPANY OR SURNAME AND FIRST NAME IF
IT IS A NATURAL PERSON
VIRGILIO INOCENTE LOPEZ CACERES

3.

CODE	DESCRIPTION	TOTAL
022	FULL CERTIFICATION OF THE REGISTRATION	270.00
	TOTAL TO BE PAID	270.00

C617679434-1

Total to be paid in letters: Two hundred and seventy Lempiras with 00/100

LOGO OF EL PROPERTY INSTITUTE

PROPERTY INSTITUTE

The undersigned Registrator of the Real Estate and Commercial Property Institute of Nacaome, Department of Valle, **CERTIFIES**: That the property registered under the Entry **No. 94 OF VOLUME 245** of the books of the Real Estate and Commercial Property Institute of Valle, which literally reads:

ILLEGIBLE SIGNATURE

ATTORNEY EDWIN KENNY CONTRERAS

REGISTRATOR OF THE REAL ESTATE AND COMMERCIAL PROPERTY INSTITUTE OF VALLE

STAMP THAT READS: THE REAL ESTATE AND COMMERCIAL PROPERTY INSTITUTE

PROPERTY INSTITUTE

HONDURAS C.A.

OFFICE OF THE PROPERTY INSTITUTE REGISTRY

REPUBLIC OF HONDURAS

TESTIMONY OF THE PUBLIC DEED

NUMBER: 34

From: TESTIMONY BY EXHIBITION

Given by: DORIS GELSOMINA ORDOÑEZ OSORTO AS ATTORNEY-IN-FACT AND REPRESENTATIVE OF MESSRS: JOSE ODILON, JULIO CESAR, PEDRO PANFILO, INOCENTE DE LOS DOLORES, ALL OF LAST NAME LOPEZ MALESPIN.

In favor of: THEMSELVES

AUTHORIZED BY THE NOTARY

RUBEN DARIO NUÑEZ M.

March 10, 2006

IMAGE OF THE TEMMIS GODDESS

OFFICIAL SEALED PAPER

FIVE LEMPIRAS Tegucigalpa, M. D. C., March 10 of the year 2006

ILLEGIBLE SIGNATURE

STAMP THAT READS: RUBEN DARIO NUÑEZ

ABOGADO Y NOTARIO

HONDURAS C. A.

No: 2217398

"TESTIMONY"

INSTRUMENT NUMBER THIRTY FOUR (34).- In the city of Tegucigalpa, Municipality of the Central District, on the tenth day of March of the year two thousand and six.- I, RUBEN DARIO NUÑEZ M., Public Notary of this domicile with Registry of Exequatur number nine hundred and eighty six (986) of the Supreme Court of Justice and with Professional Office located in the Plaza Marte Building No. 31 at the end of Boulevard Morazan, Tegucigalpa at the end of Boulevard Morazan of this city, I was personally requested by Mrs. DORIS GELSOMINA ORDOÑEZ OSORTO, of legal age, married, Lawyer, Honduran and of this domicile, who appears in her condition of proxy and representative of Mr. Jose Odilio Lopez Malespin, Julio Cesar Lopez Malespin, Pedro Panfilo Lopez Malespin and Inocente de los Dolores Lopez Malespin, according to the Power of Attorney that I relate below, who assures me that she is in the full enjoyment and exercise of her civil rights, freely and spontaneously says: FIRST: The declarant expresses in her indicated condition, that by means of sentence dictated by the First Departmental Court of Letters of Choluteca dated January twenty-third of the year two thousand six, her represented were declared heirs and they were granted the effective possession of their intestate inheritance that at the time of their mother's death was left by their mother Mrs. Carmen Malespin, also known as Carmen Malespin de Lazo and Carmen Malespin V. de Lazo, which is registered under the number sixty nine (69) volume ten (10) in the Registry of Sentences of the Property Institute del Departamento de Valle (Property Institute of the Department of Valle). SECOND: continues expressing the grantor, that her represented ones in their condition of heirs of Mrs. Carmen Malespin, are owners of rights on several farms among them the one named "Santa Barbara de la Agua Caliente" in the place Nombre de Dios de "Nagarejo", same that is located in Nacaome, Department of Valle, being registered the Tradition of Dominion in their favor under the number sixty eight (68) volume two hundred forty three (243) of the Real Estate and Commercial Property Institute of the Department of Valle. THIRD: The applicant continues expressing that in order to determine the boundaries and the polygonal shape of the property in reference according to its oldest boundary markers and following the title, she hereby requires me to exhibit the instrument number thirty (30) of December eighth of the year two thousand and five of the notarial act drawn up at the request of the petitioner by the Public Notary Felix E. Oyuela; of the Certification

6

of the land deed of "Nagarejo". And in compliance with the requirement made to me, I proceed to make the testimonies by exhibits as follows: a) of the notarial act that literally reads: "TESTIMONY. - INSTRUMENT NUMBER THIRTY (30). In the city of Tegucigalpa, Municipality of the Central District, on the eighth day of the month of December of the year two thousand and five. Before me, FELIX E. OYUELA, Attorney at Law and Public Notary, member registered in the Bar Association of Honduras under Number 0471, with Exequatur of Notary Number 339, extended by the Honorable Supreme Court of Justice and of this neighborhood, personally presents Mrs. GELSOMINA ORDOÑEZ OSORTO, of legal age, married, Licensed in Juridical and Social Sciences, Honduran citizen and of this domicile, in her condition of legal representative of Mr. JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN, according to the power of attorney that I relate below, being required to attest the testimony of a public deed. In effect constituted in Undersigned Notary in the headquarters of the general file of the honorable Supreme Court of Justice, site in the basement of the Building that at the moment occupies this city this day and being eleven o'clock in the morning I had in view the Volume 1436 titled "Special Several Lawyers", where are several protocols of the public instruments of the year 1788 and marked with the Pages 29 turned to the 33, is the document that literally says: "In Tegucigalpa, on the twentieth day of October of eight hundred and four, before me Mr. Jose Tiburcio Fiallos Alceordo of the first vote of the State of Tegucigalpa, Mr. Antonio Tranquilino Rosa of this neighborhood, whom I certify that I know said: that by himself and on behalf of his brother Mr. Jose Leonardo Rosa, he has requested to recognize a principal of five thousand pesos that were recognized on the Estate that he bought from the executors of Mr. Paulino Rivera, the Archdeacon Mr. Pedro Albino Megia founded by Mr. Segismundo Flores y Gallo in favor of the worksite of Dolores, whose recognition of this tenancy he does it with right with his brother of common agreement and in solidum, as they are reciprocal in the two turns of commerce and others that they handle and trade in company and that in this attention he has obtained permission of Mrs. Yllma who in writing was served to grant it to him to document it in this deed which is added and its content is the following one: (here the permission) and that of her they use and it grants that in consortium of right, his brother constitutes tenant of the referred principal of five thousand pesos and that for not being this amount of present he renounces the exception of the non *numerata pecunia,* law nine title first of the fifth heading with the two years that prefile for the proof of her receipt, that she gives for passed as if indeed they were it: offering for himself and right his brother by special mortgage the Estate named Santa Barbara de la Agua Caliente in the site Nombre de Dios Nagarejo, measured and composed by his Majesty in the former RI, title of the property they get from her property of her valuable of forty thousand pesos in the following goods = four thousand head of cattle, three hundred mares, two hundred horses, eighty mules and fifty pairs of oxen of service in the same Estate with its house in good conditions, stone paddocks, sheepfolds and all that is contained therein, offering to pay annually the fee of five percent to the current Lord Chaplain who is now and hereinafter will be of whom has obtained their respective consent; and that these payments are to be made one after the other until they verify the total obligation of the right, principal, plain and simple without any lawsuit, penalty of the execution and costs of the collections whose liquidation defers in the sworn template of (broken) legitimate. Assuring that the denominated Estate is her own of right of her brother, free of all encumbrance, that they will not alienate without express permission and that in this virtue he wants to be compelled fulfillment of this writing submitting for it also to the aforementioned his brother so that thus she verifies before the RI justice, because from then on she gives the necessary power that agrees in virtue of which thus she binds herself with her person and present and future goods, with resignation that makes of all the laws, privileges and rights of her favor with the general one in form: In whose testimony thus I grant and sign it being witnesses Mr. Baltazar Cabrera, Mr. Jose Julian Moncada and Juan Antonio Duron neighbors and present and I sign with me, and those of assistance in the absence of these that I certify.- Josef Tiburcio Fiallos.- Antonio Tranquilino Rosa.- Simon Moncada.- Juan Jose Paz.- We: Mr. Francisco Vicente de Navas Gonzales Sampayo of the Order of Preds. by the Grace of God and of the Holy Place Appca. Bishop of Comayagua of the Council of S. M., etc. Inasmuch as we were presented with a writing that reads as follows = Yllma. Mr. Jose Maria San Martin Mtro. School of this Holy Church Cathedral like proxy of Mr. Antonio Tranquilino de la Rosa neighbor and of the commerce of Tegucigalpa, as it credits it the general power that I accompany (the one that seen I ask to be returned to me), before you and in the best form of right I say that having my part of news of having spoken with Mr. Arcno. Pedro Albino Mexia the amount of five thousand pesos half of the ten thousand pesos that were recognized on the Estate that I bought from the executors of the late Mr. Paulino Rivera, founded by Mr. Segismundo Flores y Gayo, in favor of the pious work of Dolores and of which by the appointment of the VSI is current Chaplain the providence. and General Vicar Mr. Doctor Juan Moreno; and being of utility to my power Dante to take to redeemable census of the mentioned five thousand pesos having at the same time the consent of right of the providence as legitimate Chaplain to be able to request and recognize the aforementioned five thousand pesos as it is believed from the letter that I enclose, therefore = to you, your highness on behalf of my constituent I beg you to grant him the five thousand pesos so that they are related, whose recognition makes on the Estate of Santa Barbara located in the Agua Caliente Part of Nacaome and to greater security the general mortgage of its goods being the mentioned estate Santa Barbara its own and free of encumbrance that in doing it thus, I will receive my part well and mercy, I swear in form and the necessary Jose Maria San Martin = another if I say that in the writing that must be granted, liberated superior permission of your highness for the recognition of this parcel that should be in the Villa de Tegucigalpa, the full value and assets of the property will be expressed on which this principal is to be recognized, I swear San Martin = to which we provide the following decree: Comayagua and on the thirteenth of the year one thousand eighteen hundred and four = being as we are well persuaded of the formality that the present Rosas observe in all their contracts, we gladly grant to the above mentioned that with power and in his name makes us the school master Mr. Jose Maria San Martin, to release by our Lady the corresponding permission for the recognition that is intended = Therefore we give the present, by which we yield our permission for the file of recognition and we give the necessary one so that the interested ones Mr. Jose Leandro and Antonio Tranquilino de la Rosa, grant the writing to any Clerk or Judge, under the special mortgage for the connoisseurs of the main right of the named Estate Santa Barbara located in the place of the Agua Caliente County of Nacaome, the one that once affected to this main one has not to be able to be sold, alienated, yielded and in no way transferred, without our express consent and we order to the referred Gentlemen Jose Leandro and Mr. Antonio Tranquilino, come with the corresponding ones referred to the legitimate chaplain to whom they will give a testimony of a title deed and others will put in our Court in the term of fifteen days. Given in our episcopal palace of Comayagua, signed by us, and countersigned by our undersigned secretary of chamber and government on the fifteenth day of the month of September one thousand eight hundred and four. Signed Fray Vicente Bishop of Comayagua by mandates of the S. S. Illma, Bishop my Lord Juan Miguel de Fiallos. Secret. - Rights pesos, free. This was what happened, and the undersigned notary stated and having informed the petitioner of the right she has to read this CERTIFICATE for herself, by her agreement I read the contents of which she ratifies and signs and stamps her fingerprint. Of all of which, seeing knowledge, age, status, capacity, profession, and residence of the petitioner, as well as having had in view: a) the testimony of Deed No. 243 of general power of attorney for lawsuits and administrative matters, authorized in this city by Notary Cristina Rubio on the twenty-sixth day of November of the year two thousand three in favor of the petitioner, wherein sufficient powers appear for the petitioner appear for this act; b) the above mentioned public documents and object of this requirement; c) the identity of the applicant Number 0610-1954-00113, I WITNESS. DORIS GELSOMINA ORDOÑEZ OSORTO. SIGNATURE AND FINGERPRINT. AND NOTARIAL SEAL. FELIZ E. OYUELA." AND FIRST COPY, in the same place and date of its execution, in the corresponding sealed paper and with its stamps duly cancelled, remains the original with which it agrees under the pre-inserted number of my protocol of the current year where I annotated this document. Signature and seal. Felix E. Oyuela". - b) of the Certification of the land title "Nagarejo" which reads as follows: "CERTIFICATION. - The undersigned Director of the National Archive of Honduras, CERTIFIES: that in the index of land titles kept by this Archive is found the file "NAGAREJO" number forty-six and six. The undersigned Director of the National Archive of Honduras, CERTIFIES: that in the index of land titles kept by this Archive is the file "NAGAREJO" number forty-six (46) of the Department of Valle which literally reads: Nagarejo, Choluteca, Year one thousand seven hundred and fifty eight, Number 127, Page 1. R / Year Number 49 of one thousand seven hundred and fifty eight Tegucigalpa y Choluteca Number 38 Orders of remedy of the Site of Nagarejo, by complaints of the common neighbors of this Villa de San Joseph de Nacaome and in them resulted in excess in favor of His Majesty that God that Guides 29 *caballerias* (measurement used by the Spaniards in latin America which is the equivalent to 858 m²), 9 *cuerdas* (The term "*cuerda*" refers to a unit of measurement in some Spanish-speaking regions, which is equivalent to 400 square meters), 8 meters and 3/2 stating the title of right of the site to be this of 26 horse stables, 3 quarters and 1/2 of a meter. Sign these records by Mr. Francisco Feliz de la Rosa Judge sub delegate to measure and remedy the lands belonging to your Majesty in this Villa de Tegucigalpa. Signature 1. See / BLANK PAGE, Signature 2. R. / PRESENTLY and admit them to this part of the complaint whose places they pass to recognize and remedy to practice the diligences that are convenient to Julio Bautista Sierra Aleman, I order to the Chaplain Pedro Paniagua, the Chaplain Julio Santos Nuñez, the Chaplain Joseph Paniagua and the Chaplain Juan Joseph Flores, neighbors of the Villa de San Joseph de Nacaome in name of all the neighborhood of the Villa presenting voice and song before you, we appear in the best form that has place in right and to ours, it agrees and we say attention that in the mountain where the following places that are named: Xicaro el Corcovado, Las Tinajas and El Papalon, we find ourselves located and planted and forced to the forsaken by the places at the time that we are being offered several conflicts with the owners of the Hacienda de Nagarejo because they say that the said places are included under subtitles and because we wish to remove these disturbances, we beg you to be so kind as to go to the so-called Villa de Nachome and make them manifest to the owners of the aforementioned site. we beg you to be very kind enough to go to the so-called Villa de Nachome and make the owners of the said site of Nagarejo manifest the title or titles that they have and in view of them go to remedy the said site of Nagarejo and the other places that we have expressed, because as we know of the amount of land that you have and the latitude of the mentioned mountain, we have for certain that in case that they are included in the mentioned title, the expressed places there is a very great excess for which we beg you to remedy the said site and places. We have been and are charged with the vigilance and custody with which we are entrusted to guard and guard the ports called Barra del Rio Corcovado, Cedros, Papalon and las Tinajas, which are included in the aforementioned mountain where we also SIGNATURE. 2 V. / We extract reeds so necessary for the rigging of our cattle that without them it is not possible to handle them and also vines, wood and cane for our people and houses in the villages, since there is no other place the said goods that in the aforementioned mountains, nor where we can sow by the epidemic floods moved to pity seeing the deplorable needs with the miserable people, not only within the village, but of all this part as to truth to verify and, I notary we had to till these lands and to populate them with so much that we had to raise the pernicious ambition with which the owners of said site of name of Dios de Nagarejo, who as manifested in the verse with which they take from us two and one or two loads of corn for each corn field, so that we were forced to abandon our farming and by the judgment of so many needy people or by request through aid, and profession, we truly implore the property in the mentioned mountains measuring them again and composing verify henceforth the relief of so many unfortunate people and that we are all more promptly existing and taking care of them our own utilities is undeniable good to result in the best and most punctual service to his majesty as it is also in the increase of his royal property for the two places in which we ask you to help us, keep in mind the right that concerns us as complainants, at the same time the unfruitful situation in which our town and its lands are only at the expense of our weak forces and maintain associations and moreover SIGNATURE. 3. R / adjacent to the divine worship that we hope to increase with the resultant of our staff being ours the referred mountains and this point among the others, it is very worthy for pity and attention of you to whom we duly beg you to please go to our village and make corresponding measure and remedies that of course we offer ourselves ready to the necessary course for confirmation in result of what you will provide in justice of which by means of you, we ask and we beg you have presented us procure as we ask that in it we will receive well and we swear in form and in the necessary thing and to another we beg you that we are admitted in this common paper for not having it of any certifying it thus: (signature) Crecensio Lainez (Signature) Pedro Paniagua (signature) Phelipe Santiago for the rest of the village (signature) Juan Manuel Vindel, the written decree provided and signed, I the commissioner of the cavalry Mr. Franco Feliz de Larrosa, Judge Sub Delegate the R1 of right of lands that commission that was served to confer me the gentleman Domingo Lopez Rubelo, gentleman of the order of Calatraba of the concept of his Majesty, his oidor, alce of court of the R1 audience of the city of Guatemala and Private Judge of the same Royal Right of lands of this kingdom in this Real de Minas de Tegucigalpa on the eighth day of the month of August. SIGNATURE. 3 V / of one thousand seven hundred and fifty-eight to and signs it with witnesses of absence of server and certify that there is no paper of the present Vienco Vrte Supra (signature) Franco Feliz de la Rosa (signature) Laines (signature) Joseph Franco Inestroza. In Tegucigalpa, the first of September of one thousand seven hundred and fifty eight. I the aforesaid commissioner of the Knighthood, and Judge Sub Delegate of the R1 of the right of lands of this Province, save and of the date for the Villa of San Joseph de Nacaome, to the effect of practicing the diligences that complete by virtue of the denunciation made and the more that is requested in the writing of the return by the common of the right of the villa and for the record I put it by diligence and sign it with witnesses of attendance by absence of the notary (signature) Franco Feliz de la Rosa (signature) Cresencio Lainez (signature) Joseph Franco Inestroza. In the margin is read the order in which it is ordered to receive information in the Villa of San Joseph de Nacaome in six days of the month of September of this present year. I with the right of commissioner and sub delegated Judge, having arrived at this town in order to execute the convenient thing in view of the request by this neighborhood, I must order and order to present witnesses that under oath declare the same thing that their writing and express and SIGNATURE 4. R / that this information is of the Spanish people that was towards neighborhood in this town and disinterested in the request, so that under the solemnity of the oath declare if in the enunciated places they have known excess, or consent to have in the same places some Royal lands to proceed to the most convenient and this is my order to notify this neighborhood so I provided it command and sign with witnesses of assistance in the absence of notary and I certify that at the time of my departure from Tegucigalpa, (signature) Franco Felis de la Rosa (signature) Crescencio Laines (signature) Juan (signature illegible) (signature) illegible (signature) Joseph Franco Inestroza (signature) signature, 4. V / (in the margin reads declaration) of Mr. Joseph Inestroza. SIGNATURE 4. V. / On the 8th day of the month and year before me the superior judge, the mayor, aldermen and captains presented as witnesses Mr. Joseph Espinosa, neighbor of this village, to whom I received an oath that he made by God our Lord and a sign of the cross in form under the prosecutor offered to tell the truth in what he knew and was asked and if he was asked by me if he is included in what was asked by the common people, if he knows the mountain and two places that in the writing are enunciated if for having seen the title of the site of Nagarejo or for having heard the amount of *caballerías* that includes this title he knows that there is the excess that the presented ones represent or if he perceives that there are some Royal lands in this site the mountain or its places he said that although it is certain that the announced mountain is ratified with its herds, It is not included in the request of the communal and answers to the second one that as being built he knows the mountain and its places and answers to the third one that although he has not seen the deed with which the owners of the site of Nagarejo possess, he has heard that they are 26 *caballerías* of lands and that in another of the deeds the said mountain and its places are included; that being so he knows that there is a very great excess; and that if it is not included as it is said there is no doubt that it turns out to be royal lands, the mountain and its places, because without including them in the said 26 caballerias of land, he makes a conjecture, signature 5. R. / who is no longer said to you site of Nagarejo can have the referred quantity of *caballería* of land and asking him other questions on the profitable thing that is to them to this common of the mountains, he said that it is certain the sterile thing of the lands of this Villa and that only in the mountain is used the vines, the reed, cane and wood for their buildings, and that also the sowing of corn they are fertilized so much that they have 2 crops and with what to supply all this province and that even last year they ran from the city of San Miguel because of an epidemic they had and they were supported in this way of iconic corn produced this year they supplied Tegucigalpa and its miserable as I as a judge would find and asking him if it is true that in the top of the mountain, there are the ports referred to said yes, and that even to this communal is recommended their custody and surveillance and that what he said is the truth, and what he knows he took his oath in which he affirmed and ratified, being read his declaration and he said to be older than 25 years and that with none of those that present he has the generals of the law I do not sign for not knowing how to do it and with the witnesses of assistance in lack of a Clerk he signs Franco Feliz de la Rosa, he signs Crescencio Laines, he signs Joseph Inestroza, he signs 5. V / (in the margin it is read declaration of Antonio Ledezma), in said way in 9 days of said month and year, before me, the referred judge the communal one he presented for witnesses to Antto Ledesma neighbor of this Villa to who I received him oath that he made it by God our Lord and a sign of the Cross in form of right under which he promised to tell the truth in what he knew and was asked, and being so by my predecessor of the writing and asking him if he knows how many caballerias of land has said site of Nagarejo, he said that he has heard commonly said that it has 26 and asking him if he knows, or knows that in said site there is any excess of caballerias or any royal land, he said that if said mountain is not included in the referred one, it seems to him that without including the lands to said mountain in the single and not where the houses are populated there will be the referred 26 *caballerias* of land. And asking him as judge if the ports named in the aforementioned document are true, he said yes, and that this village has been recommended for its custody and protection, and asking him again if the points used by the common people of said mountain are true, he said that it is very true, that not only in it there is reed, cane, vines, wood and useful fertilizer for the corn that they have where to harvest with those that supply all of this province, Tegucigalpa and its minerals and that only this he knows that all that what he has said is the truth of his oath signs 6. R. / in which he affirmed and ratified being read this is his declaration he said to be of age as of 50 years and that they do not touch him the generals with the communal I do not sign for not knowing how to do it and with witnesses of attendance signature Franco Feliz de la Rosa, signature Joseph Franco Inestroza, signature Crescencio Laines, declaration of Mr. Luis de Amaia. in the Villa de San Joseph de Nacaome on the 11th day of the month of September of the said year before me the aforementioned judge commissary the common of this said road for the information that is being received presented as witnesses Mr. Luis de Amaya. neighbor of this referred village who is received of oath that made by God our Lord and a sign of Cross in form of right under which he promised to tell the truth in what he knows and was asked and being it by me to the wording of the writing and is by head he said that he knows the site of Nagarejo, the mountain and places that are called on the occasion of his sowings in this mountain and asking him if because he has seen the deed of this place or because he has heard it said he knows that it has 26 caballerias and asking him if he knows that in the referred place there is the excess that they represent, He said that he is certain that the said deed includes the signature of 6. V. / the said mountain and that by the experience that he has of measures he perceives that there is excess of more than 10 caballerias and I asking him I the judge the certainty of the ports nominated in the writing, he said that they are certain, as he are their custody and guard recommended to this way and asking him again if they are certain the useful ones that of another mountain has this communal, he said: that it is true to see only in them the fruit of reed, vines, cane, wood and corn that this is fertilized so much that they have 2 harvests with which this province and its minerals are supplied, that all that he carries said is the truth and what he knows under penalty is oath which has date included in signature 7. R. /, exhibit the deed and deeds under which he is sure to be in possession of said site for his visit to provide what may be necessary and with respect to the fact that Mr. Andres lives distant from this village, 3 or four *leguas* (name of the distance of one hour which can be the equivalent to 4 - 5 kilometers) free and communication to Joseph Franco Inestroza so that accompanied by witnesses I went to notify said office to me, I proved it and ordered and signed with witnesses signature Franco Feliz de la Rosa signature Crescencio Laines, free and in the office signature Luis Sanchez de Amaia signature 7. V / BLANK PAGE signature 8. the commissary of the cavalry Mr. Franco Felis de la Rosa, subdelegated judge of lands of this province of Tegucigalpa and its jurisdiction by commission that was served to confer me to the gentleman Domingo Lopez ** cavalry of the order of Calatrava of the concept of his majesty its counselor and Alce Court of the R1 Auda of the city of Guatemala and privative judge of the R1 right of lands of this Kingdom by day 6 of such convenient month above mentioned to this village of this right of village in its writing presented before me in the Real de Minas de Tegucigalpa and its jurisdiction to the eight days of the next past month in that they beg me I passed to remedy the site nominated Nombre de Dios de Nagarejo, to perceive of the great excess according to the *caballerías* of lands that in the deed of said site are understood and the latitude of the and in the same day of my arrival order so that the referred common 10 and information which they gave, resulting of them to have great excess of land in the supra said site of Nagarejo, free order today of the request so that the deed of the such site is perceived, therefore I hereby order and command Joseph

Franco Inestroza who visited my office, to go to the Nombre de Dios de Nagarejo to the house of Mr. Andrés Narciso Girón to whom this my office notifies him, and now that he and any other person in whose power the deed of said site seems to be exhibited or if not within the third day to appear before me for his hearing to provide what is convenient with the warning that if said deed is not exhibited, he will proceed in justice. so that in effect I give the aforementioned Inestroza communication in form and empowered enough said in these 50 years for the record to sign them with witnesses in the absence of a Clerk and in this common paper for not having any seal = signing signature Mr. Franco Feliz de la Rosa, signature Martinez, signature Crescencio Laines, signature 8. V. / (in the margin obeying), in the Villa de Nacaome on September eleventh, one thousand fifty-eight, I, Joseph Franco Inestroza, having received the commission dispatch from the return, obey in every way and will go with punctuality to execute what is commanded, which I put by diligence: and signed it with witnesses for lack of the clerk, Joseph Franco Inestrosa signs, Pedro Paniagua signs, Martínez signs. notification to Mr. Andrés Girón, in the place named after Dios de Nagarejo in the said month and year. I said Commissary I passed to the houses in that lives Mr. Andrés Narciso Girón, to whom in his person I notify the office of the return, who having heard it and understood said that he obeys in all ways and that although with his power he has stopped the deed of Nagarejo according to possesses this site, in the present it does not have it with respect to that having news to see is the communal this impeding the others that are comprised in said site concurred by seeming in that said title to the city of Guatemala to say of its right and although it was the mail with the precision until today it has not appeared that it waits for you to brief that is verified its coming happens before its majesty. the judge as he is commanded, but, in the meanwhile pleading to his majesty, said judge for prejudice this and signed with me being witnesses sergeant Juan, the corporal of the Estate Martin, the one who signs it with me and signs 9. R. / the other 2 did not do it because they did not know and certified them = I amend Guatemala see signature Joseph Franco Inestroza, signature Martinez. order to free mandate. in said way in the twelfth day of the month and year, I Mr. Franco Feliz de la Rosa, Commissary of the cavalry and subdelegated judge of this estate and having seen the answer given by Mr. Andres Narciso Giron, in which the malice of him and the other owners of the site of Nagarejo is known, trying to avoid its remeasurement so that the excess that the information shows is not manifested, and this being to the detriment of his majesty, I must order and ordered a mandate so that Mr. Andrés appears before me, King under oath declare the *caballerías* of land that comprise in the title of said site that he owns, so I provided, ordered and signed with witnesses in attendance, signature Franco Feliz de la Rosa, signature Luis Sanchez de Amaia, signature Joseph Franco Inestroza. Release the mandate. It results of the mandate orders so that new office is released in said village, said day month and year before me said judge commissary appeared Juan Joseph flowers captain to whom I recommended him to take the mandate that by order of this day I order to release so that Mr. Andrés Narciso Girón appeared before me, and he made me relation that having passed and delivered it to said Mr. Andrés, this one answered him that he did not have to come, since he had given his answer, by signature 9. V. / what I must command, and order free faith new dispatch committed to Mr. Franco

Pallas so that he goes to the house of the said Giron, and compel him to appear, bring him arrested so I proved and commanded and signed with witnesses and the said Captain Flores so he makes his answer is and supra signature Franco Felix de la Rosa, signature Joseph Flores, signature Crescencio Laines, signature Joseph Franco Inestroza, signature 10. R / commission dispatch Mr. Franco Feliz de la Rosa Commissary of cavalry subdelegated judge of the R1 right of land because today of the date but order that these following at the request of the common of this Villa I provided free my mandate to Mr. Andres Narciso Giron, So that after having seen it, he would appear before me because it was convenient for the RI service of His Majesty, Captain Juan Joseph Flores, who answered in two that he did not have to come because he had already given his answer in which his little or no obedience was verified. Therefore, I hereby order and command Mr. Franco Payas of this Villa that after having seen my dispatch, he would go to the site of the Nombre de Dios de Nagarejo accompanied by Mr. Flores and the other people that I will need because of the aforementioned Mr. Andrés Narciso, So that after having seen it, he would appear before me because it was convenient for the service of RI His Majesty, Captain Juan Joseph Flores, who answered in 2 that he did not have to come because he had already given his answer in which his little or no obedience was verified. Therefore, I hereby order and command Mr. Franco Payas of this Villa that after having seen this dispatch I will go to the place of the name of God of Nagarejo accompanied by Mr. Flores and the other people that I will need because of the aforementioned Mr. Andrés Narciso and to notify him of this my dispatch composing him to appear before me after his notification as he has been ordered, under the same penalty of 50 and not benefiting his obedience I would bring him arrested with the corresponding custody and guard, that for all this I give and confer him ample commission and empowering in form and the diligences that I will practice with this my dispatch I would return them original to me for what has place. Signature 10. V. / of the month of September of the year one thousand five hundred and fifty-eight, and for the record I signed it with witnesses in the absence of the clerk signature of Martinez. in the Villa de San Joseph de Nacaome on the 13th day of the month of September of the year one thousand five hundred and fifty-eight. I, Mr. Franco Pallas, having received the commission that is conferred upon me, I obey it and I will promptly execute what is commanded and for the record at my request I did it one of the witnesses in the place that corresponds to me. Signature of Mr. Joseph Franco Inestroza, signature Flores. order to receive the oath of Mr. Andrés on said day month and year before me Mr. Franco Feliz de la Rosa, subdelegate judge of the Royal Right of lands of this province, appeared the Commissary Mr. Franco Payas, bringing in company Mr. Andrés Narciso Girón, complying in everything as ordered in the office of the return, for which I must demand and ordered that under the solemnity of the oath of Mr. Andrés declare as signature 11. R. / this mandate of how many *caballerías* of land the site of the Nombre de Dios de Nagarejo, which he is possessing, is composed, thus foresees and commands and signs with witnesses in absence of the clerk. signature Franco Felis de la Rosa, signature Crescencio Laines, signature Joseph Inestroza. declaration of Mr. Andrés Girón. I, the aforementioned judge, being present Mr. Andrés Narciso Girón, by virtue of seeing by my order, to receive the oath that he made by God our Lord and a sign of the Cross in the form of rights under which he promised to tell the truth in what he was asked and I feel by my right of judge about declaring how many *caballerías* the site B Nombre de Dios de Nagarejo, that he is possessing, is made up of, and he said: that of 26 *caballerías*, 13 or 3 *cuerdas* is composed of said site, that this is the truth, under his charge, his oath in which he affirmed and ratified being read this his statement and said to be true of 62 years and signed them with me and witnesses = amendment *caballerías* = signature Franco Feliz de la Rosa, signature Andrés Narciso Girón, signature Eusebio Laines, signature Joseph Franco Inestroza. or said day, month and year and the referred sign 11. V / order to proceed to the remeasurement Thursday urges the declared by Mr. Andrés Narciso Girón and other witnesses, in the information that I have received, however, not being here the deed of the site of the name of Dios de Nagarejo, as Mr. Andrés says in his antecedent of answer I must order and ordered to proceed to the remeasurement of said site for which Mr. Andrés Gregorio Cañas, Joseph Quevedo, Pedro Fuentes, Gregorio Rivas, Mr. Antto Jimenez, Manuel Montesionos and Mrs. Maria Izaguirre are cited. All parts that are included in said site and itself to the other surrounding and bordering so that all attend to see to be said re measures. all which thus I provided it, command, and sign with witnesses of attendance mandate = and everything sees signature Juan Feliz de la Rosa, signature Eusebio Laines, signature Joseph Franco Inestrosa. Cites to Mr. Andrés Narciso and being present Mr. Andrés Narciso Girón, said judge site him in form making him know the above order and as for the day of the day after tomorrow that we will count 15 of the court, the said remedies are begun as he said he was given by cites, and I sign it with me and the witnesses. signature Franco de la Rosa, signature Andres Narciso Giron, signature Eusebio Laines, signature Joseph Franco Inestroza, signature 12. R. / cites Pedro de Fuentes. In said Villa on the 14th of said month and year I said as judge and appeared before me to Pedro de Fuentes, part included in the lands of the site of Nagarejo to whom in his own person I citeed them in the form that was given by appointed, I do not sign because I do not know how to do it and I with witnesses Signature Franco Feliz de la Rosa, signature Crescencio Lainez, signature Joseph Franco Inestroza. reason of another situation and in continuation of these citations, I, the above mentioned judge, sent to cite Gregorio Cañas, Joseph Quevedo, Gregorio Rivas, Mr. Anto Jimenez, and Mrs. Maria Izaguirre, who was citeed in her person for her part and her convenience and was given as citeed. The above mentioned were not citeed for not having found any of them in their homes where they live, and for the record I put it by diligence, and signed it with witnesses of attendance. signature Juan Feliz de la Rosa, signature Eusebio Laines, Signature firms Joseph Franco Hinestroza. as also for this effect and it appears before me signature 12. V. / to the common of this Villa Joseph Paniagua of the site of San Nicolás axptobal Gutiérrez of San Antonio provided they can pay it all to María Izaguirre owner of the site of Sonaré to Jacinto Martínez of the site of Santa Cruz, to Dionisio Rivera owner of the site of El Tular, and that of San Bartolomé, all neighbors that their sites border with the one of Nagarejo, to whom their persons were citeed in form and ordered to manifest in their deeds to type of this re measurements who were given by citeed, and that they told me and signed it with me and witnesses those who knew to see the signature Juan Feliz de la Rosa, Signature Pedro Paniagua, signature Flores, signature Juan Manuel

Vindel Eusebio Laines, signature Joseph Franco Inestroza. Appointment of measures and puller of the cuerdas in said village on said day, month, and year. I, the aforementioned subdelegated judge, having made the preceding citations of the owners and neighbors of the site of Nagarejo spent all our money, there being no others to cite, and in order to proceed with the achievement of the aforementioned re measurements of said site, it is necessary to name measurer and the puller of the cuerda and attending to that in the person of Anto Ledesma, of this province concur all the parts, and necessary circumstances of activity, fidelity illegality to choose, named by such measurer and to Lázaro Posadas Vezo of this way for puller of the cuerdas, who are made aware of this appointment so that accepting it, they swear to use faithfully and legally in their offices and the said measurer will make manifestation of the cuerda, so I proved it and signed 13. R. / with witnesses in attendance. signature Franco Feliz de la Rosa, signature Eusebio Laines, signature Joseph Franco Inestroza. acceptance of the oath. I, said judge, made Antonio Ledezma and Lázaro Posadas appear before me, to whom I made them aware of the appointment that precedes in them, who having heard them, They said they accepted it and they accepted it and I received them and I swore an oath that I made it by God our Lord and a sign of the Cross in the form of law under which they promised to do well, faithfully and legally the office in which each one is named, they did not sign because they did not know how to do it and with the witnesses signature Franco Feliz de la Rosa, signature Eusebio Laines, signature Joseph Franco Inestroza. manifestation la cuerda. before me, the aforementioned judge appeared present Antonio Ledezma, measurer by my name, who showed me a cuerda, which in my presence I ordered to be measured with a Castilian rod and the said the cuerda was given 50 varas, which is the regular and for the record I put it by diligence and signed it with witnesses. signature Juan Feliz de la Rosa, signature Eusebio Laines, signature Joseph Franco Inestroza. in signature 13. V. / at the site in the Nombre de Dios de Nagarejo, on the 15th day of the month of September of this present year. I, said judge commissary, to measure and remedy lands belonging to his majesty in this province of Tegucigalpa, with the assistance of the chaplain Eusebio Laines, Joseph Franco Inestroza, chaplain Juan Joseph Flores, captain Pedro Paniagua, Sergeant Xptobal Gutiérrez, Manuel Montesinos, Anto Ledesma, the measurer, and Lázaro de Posadas, puller of the cuerda, these re measurements were begun in the following form and manner: re measurements of the site put the measurer on the shore of the Rio Grande at the place where they call the creek of Joseph Núñez that serves as a guard to several of the lands of the Villa de Nacaome, in which deed they declared and put a cairn of stones to begin these re measurements, and placed said measurer with face to the north, the cuerda was stretched and going by a mountainous savannah taking said creek to command it, until coming out even a portilloto a cairn of stones the one that I live until where a cairn of stones is found the one that revived and is boundary of this site and said Villa and there was until the 44 cuerdas and a half = and second course cuerda, on the cuerda with the lands of the referred Villa was pulling the cuerda by a savannah that they call the Potrerillo, until arriving on the Honda creek where there is a cairn that is revived that serves as boundary to the lands of the said Villa and in it they finish off and in they finish off said lands, and there were 36 and a half cuerdas = and the measurer turned his face to the west, cuerda upon cuerda with the site of San Nicolás, whose deed was declared by Joseph Paniagua. Signature 14. R / owner of it. the cuerda was pulled along the royal road that leaves the Villa de Nacaome through the city of San Miguel until arriving at a Portillo that they call de las Aceitunas, where a boundary stone was found and there were up to 33 cuerdas = and following said course, cuerda upon cuerda with the lands of the aforementioned San Nicolás, a cuerda was thrown to the place called el Salamar, and at the foot of a hill called El Chacho, a cairn was found and there were up to 32 cuerdas, and at the said cairn De San de Lindar the aforementioned lands of San Nicolás = and following the same course, cuerda over cuerda with the site of San Antonio, whose deed said Ixtobal Gutiérrez, owner of said site to be in Guatemala, and the cuerda was pulled by some Cañadas has seen of the population of Mr. Joseph Espinosa Islander, crossing a small creek was passed a savannah to the foot of the big hill, and in it a cairn was found that is alive and there was up to 41 cuerdas = and following the course cuerda upon cuerda, with the land of the aforementioned San Antonio the cuerda was pulled by the foot of said big hill, going up a hill that they call de los Limones, where a cairn was found that is alive and there was up to 11 cuerdas = and following said course cuerda upon cuerda with said place the cuerda was pulled by a hillside where it is signed 14. V. / an eye of permanent water. and from there by a dry ravine rough went up to a hill where a cairn was found and a small hill of Nacascolos, and there were up to 13 and a half cuerdas = and following the same course from the west, cuerda upon cuerda continued said site of San Antonio the cuerda was pulled down a hillside - passed a dry ravine and came out at the foot of a large hill that they call Morillo, where a boundary marker was found and in the boundary they leave the aforementioned lands of San Antonio and there were 19 cuerdas = and turned the measurer to the south face cuerda upon cuerda with the lands of the site of Sonaré, whose deed sent whose deed I sent to manifest it to Mrs. María Izaguirre, owner of said site, the cuerda was pulled down a hillside and went out to the Portillo de la Quesera and there is a boundary marker that was enlivened and is the boundary of both sites and there were up to 18 cuerdas = with said site of Sonaré the cuerda was pulled down to a savannah and crossed the road that leaves the Villa de Nacaome through the town of Langue, and after passing said road next to a small creek there was a boundary marker that was enlivened, There were up to 14 cuerdas = and following the said course cuerda upon cuerda with the aforementioned site of Sonare, the cuerda was pulled passing through some talpetous slopes until going up to a rocky plain that is called de los Jocotes where there was a cairn that was made alive and there were up to 34 cuerdas = and along the said course cuerda upon cuerda with the same site of Sonare. Signature 15. R / the cuerda was thrown until arriving at a Portillo, where a cairn was found that was enlivened and there were up to 8 cuerdas = and following said course, cuerda upon cuerda with the referred site the cuerda was thrown, and down to a savannah where the road R1 that goes to San Miguel and a cairn was found that was enlivened and there were up to 12 cuerdas with said site, cuerda was thrown crossing said royal road, We arrived to a small hill called "del avispero" and in the corner of it there is a cairn that was moved and there were up to 8 cuerdas, and 8 varas = and return to the measurer, the face to the southeast cuerda upon cuerda with said site we threw the cuerda along the road of "las partidas" we went through a ravine called "de los Chaguites" and in the royal road we found a cairn that was moved and there were up to 20 cuerdas = and following the same course cuerda upon cuerda with the same site, the cuerda was pulled through some thorny savannas, and came out to one that they call the rodeo, where there are some large stones and serve as a boundary, and there were 23 cuerdas and 32 varas = and following the same course cuerda upon cuerda with said site, the cuerda was pulled through a savanna until reaching the standing stone, which serves as a boundary to both sites, and there were 14 cuerdas = and following said course cuerda upon cuerda along said road until it meets a boundary marker that is next to a ravine that they call de Las Cañas, and until it stops bordering said site. Signature 15. V. /de Sonaré there were up to 10 and 8 cuerdas = and turning the measurer the face to the south, cuerda upon cuerdas with the site of Santa Cruz whose title manifested, Jacinto Martínez, owner of said site, the cuerda was pulled down the ravine, until arriving at the pass of the road R1 that comes from the province of Lean and there were up to there 35 cuerdas and following the same course cuerda upon cuerda over the said site the cuerda was pulled down the ravine until arriving at the pass of the slabs, where said ravine meets the sea and there were up to 85 cuerdas and turned the measurer to the face to the East the cuerda was pulled leading to the corner of the port until reaching a permanent fresh water eye where the Ferrufino's salterns are and there were up to 51 cuerdas and following the same course, the cuerda was pulled to the shores of the beaches, through some savannas until reaching the corner of the slaughterhouse and following through a savanna it reached a cairn that was moved forward, and there were up to the 13 cuerdas and following said course the cuerda was pulled down the hot water beach and there were 92 cuerdas and following said course the cuerda was pulled up to the corner of the yoke and there were up to the 9 cuerdas. Signature 16. R. / = and following the above mentioned course the cuerda was pulled down the corner until it was finished and there were 14 cuerdas = and following the above mentioned course the cuerda was pulled along the shore of the beach until it reached the salt pans of Sergeant Luis de Opaz and there were 23 cuerdas = and following the same course, the cuerda was pulled to the shore of said beach and crossed a grove, until reaching the corner of the Brea, and there were up to 77 cuerdas = and following said course, the cuerda was pulled to the shore of the aforementioned beaches until reaching the hill called the Puerto and there were up to 53 cuerdas = and following said course, the cuerda was stretched and passed through a place called Las Trancas, until reaching the corner of Nacascole and there were up to 108 cuerdas = and following said course, the cuerda was stretched and passed through a place called Las Trancas, until reaching the corner of Nacascole and there were up to 108 cuerdas = and following the aforementioned course the cuerda was thrown to the shores of the mentioned beaches and it was arrived to the yula of horses until touching with the river bank that descends from the Villa following the shore of the mentioned river upwards, it was arrived to the place that they call of the Ranch of Anto Henriquez, and there were up to 72 cuerdas = here the cuerda was pulled, the river was passed and on the other side in the place called el Carrizal, the cuerda was stretched because it was in said place where the measurer turned his face to the south and the cuerda was pulled at the beginning of the mountain passing through some mangroves and swamps, a savanna exited and passed close to the tip of a point of a whole until it came out to some savanna that they call the Rincon de Jicaro and up to it there were 45 cuerdas = and following this course, signature 16. V / to the East the sea beach passing through a point of curumales and crossed by the edge of a beach also of cuirasses until it came out to the first savanna that they call the Rincon del Corcovado and up to it there were 95 cuerdas = and following this course the cuerda was thrown of some curumales and mangroves and on the shore of the port of Corcovado and went out to a place called Los Cedros, passed through a mangrove swamp until it came out on the shore of a savannah called El Rincón de la Tinaja and there were up to 180 cuerdas and following the course the cuerda was pulled through the port of Las Tinajas until it reached the Apital and there were up to 76 cuerdas and following the same course, the cuerda was pulled through a savanna and came out to a corner on the shore of the Estuary of the Salineras del Santisimo Sacramento and there were up to 96 cuerdas = and following said the course of the cuerda was pulled along the shore of said Estuary and came to the said Salinas and there were up to them 42 cuerdas = and passing the measurer with the cuerda raised to the other side of said Estuary following the referred course, a cuerda was stretched from a large Curumal and some beaches and stretched down to a savannah that they call the Rincon del Papalon and went out to a curumal going along the shore of the Estuary of the port of Papalon and there were up to 85 cuerdas = and following said course the cuerda was pulled through some savannahs until it reached a corner signature 17. R / and a curumal in width of the port that they call of the Conchaguas and there were up to the 87 cuerdas = and following the same course, the cuerda was pulled by the edge of a savannah and curumales passing by the shores of some estuaries went out to the one that meets with the one of the brazo seco until arriving at the foot of a gulch, which is at the edge of the ravine of the said estuary and there were up to 121 cuerdas = and turned the measurer with the face to the north the rope was extended and pulled along the edge of the said Estuary it went out by Estero some cattails until the intersection of this estuary with that of the brazo seco, and there were 18 cuerdas until said intersection, and following said course, the cuerda was thrown to the shores of said estuary of the brazo seco and the cornfields of captain Laines, it passed through the troops of said captain until reaching those of Mateo Santos and there were 68 cuerdas = and following said course, the cuerda was thrown through said estuary to the shores of the curumal, taking on the left hand side the cornfields of Dionisio Rivera and of Mr. Francisco Pallas through the ravine of the brazo seco until reaching the Rio Grande that descends from Nacaome and there were 120 cuerdas until it reached it, of care the cuerda was lifted until passing the river and it was stretched the day of the beach where it was lifted and it was pulled by the river lauria being this river signature 17. V. / to the sea said by the same course passing also to the edge of the big mountain that they call of the Zapotal, until arriving at the pass that they call El Ganado and there were up to 166 cuerdas = and following said course the cuerda was pulled along the shore of said course and passed through a small creek of hot water and through some gautales until arriving at the place of the meeting of the creek of Joseph Núñez where a cairn was found that was placed to begin these remeasurements and there were up to 100 cuerdas with which this remeasurement was closed and the land was circumscribed and made up 2569 cuerdas and 15 varas which reduced to caballerías giving them their lengths, widths and headers make 75 caballerías, 19 cuerdas and 15 varas, of which reduced to 26 caballerías 3 cuerdas and 1/4 of a vara, which is said to be stated in the title of this said site of Nagarejo, they result of access in favor of his majesty 49 caballerías, 9 cuerdas and 8 varas and ¾ = with which this re-measurement was concluded and the said measurer and string puller said to have done it well and faithfully without any cover under the charge of the oath that they have signed for not knowing how to sign signature 18. R. / I did it with those who knew of those who were present and the witnesses of my assistance in the absence of a clerk on the twenty-first day of the month of September in the year of seventeen hundred and fifty-eight on which day at about one or two o'clock in the afternoon this remeasurement was concluded, which certified i supra delivery and said remeasurement = signature Franco Feliz de la Rosa, signature Antonio Ledezma, signature Pedro Paniagua, signature Flores, signature Luis Sanchez Amaya, signature Juan Bautista. by the most common signature Juan Manuel Vindel, signature Josef Franco Inestrosa, signature Eusebio Laines, in this Villa of San Joseph de Nacaome on the twenty-second day of said month and year. I, the above mentioned Commissary and Subdelegated Judge to measure and remeasure lands belonging to His Majesty in this province of Tegucigalpa, because yesterday twenty-first of the cut as at 4: 00 of the afternoon before me presented the owners of the site of Nagarejo, a writing in which they beg me to obey and fulfill a dispatch that attached with said writing, they presented liberated by the gentleman privative judge of the R1 right of lands of this Kingdom superior in Guatemala, in the first of which runs and which date was returned to them original in which writing next and by decree I put my obedience protecting them in the peaceful option of 26 caballerias, 3 cuerdas, and 1/4 of land in said site, the same ones that said gentleman privative judge signature 18. V. / I order that the subdelegate judge who is at present and the one who in the future will be of this province of Tegucigalpa that by any protest or by other persons enter the lands of the referred owners of said sites, therefore having concluded yesterday at one or two in the afternoon the re measures made of said Nagarejo tracking at the request of the communal of this town and from it having resulted in access in favor of his majesty 49 caballerías, 9 cuerdas, 8 varas y 3/4 varas of land, I must demand and ordered to cease these diligences and by the corresponding present send them to the private judge so that the state of this business is reported of them, and in its view it determines what was of its superior pleasure and this my provided one, let it be known to the communal of this town so I provided, commanded and signed with witnesses in attendance. signature Franco Feliz de la Rosa, signature Luis Sanchez, signature Joseph Franco Inestrosa. notification to the communal incontinenti. I said judge made appear before me the mayor and other principals of the communal of this town, and in his own person I made known the above order, who is having heard and understood it, signature 19. R. / they said they would respond in writing and signed it with me. signature Franco Feliz de la Rosa, signature Juan Bautista, signature Pedro Paniagua. for the most communal, signature Phelipe del Valle, signature Juan Manuel Vindel. Signature 19. V. / BLANK PAGE SIGNATURE. 20 R/ by presented and it accumulates be the orders which are sent as it is commanded with citation of these parts Juan Bautista Sierra mayor coordinator of this

Villa of San Joseph de Nacaome, Anto Henrzz and Franco Celaya councilmen of this, Capt. Pedro Paniagua, Capt. Juan Santos Núñez, Capt. Julio Joseph Flores, Lieutenant Franco Javier Manzanales, Lieutenant Mancía Mani and Sergeant Philipe Santiago del Valle, with the most common and you see of this village before you as best proceed from their right and to our convenience we seem and we say that you were very served, we know an order on the twenty-second of the current day in which makes a report of a dispatch that the private judge of the RI of land rights of this Kingdom was served to deliver them to the owners of the site of Nagarejo, and in view of the served you to demand to cease the diligences of proceedings that to our request will be done following and that these are sent to your honor said gentleman judge, whose office there is no doubt with some sinister report they have acquired it because it is known the of known evil with which the said owners of the site are working, trying only to continue how they were in the illegal appropriation of lands, lacking the fair value of them, your majesty that God guides, because as soon as they knew that we had gone to the Real de Minas de Tegucigalpa to make denunciation before you of the former that the own knowledge I will show us, they accused the city of Guatemala before your honor the aforementioned judge, trying with their null reports that they were remitted because it has not been CL xeso what so manifest it was because certain they did not work with malice their accused before right gentleman judge would have been declaring that in their site there was excess and not hiding the but they do not make relation in that conformity the re measures of this site of which it is about was their first owner the gentleman Pedro Aguilar,to whose request it was remedied the year of 7 and 11 in the 18 was booked him title of confirmation of 18 caballerías of land the same ones that the mentioned gentleman Pedro and I will make in measure of this site as everything consists for the mentioned deed and practiced diligences that we have to you confirmed in this site, to you manifested in which it is not found that it cites some of the places of the mountain that have these understood in their new deed, and being with you to this said site another one that formerly they named him the one that will be that it possessed will not save two and then measured by the good gentleman Pedro del Rio Valdes priest that was of this villa signature 20. V. / and there was in him until populated with the reason of said gentleman was not conformed deed of this said site, in absence of him, re gave me the one of Nagarejo, with another purpose with to take the referred site of which it will be that it was composed of 6 caballerias of land and another piece of 2 caballerias that were cut off to this our Villa, from the drainage of the Lagoon that there they took the measures of this site until the ravine of Josefa Núñez with whose two pieces of land their site was appraised in 8 *caballerías* that together with the number eighteen that before they had, they adjusted to 26 *caballerías,* the same ones in the hasty Mr. privative judge protects them, but we cannot attribute for what reason the mountain and its places are included in the deed that they acquired in these re-measurements, as they say it to make us their feudatories, imposing us some very tyrants made to brokerage in cornfields, wood cane of reeds and rushes that are useful of this mountain but as you like to be so widened conscience, the tyrannizing us so much is cause of seeing us needy, to give and how it is verified in our demand to sow, We are obliged to pay them what for each thing they have assigned to us and it is a reason that we do not want that for lack of diligence we talk in the party with our lady of necessity and it is so infinite the mercy of the most high that the cornfields are fertilized in this mountain that for each cornfield no matter how small it is we pay them one or 2 loads of corn, as it seems to them and we supply our party El Real de Tegucigalpa and its minerals as to the major mayor of this province and to you it is known and it is verified Mr. judge, that we entered to sow to this mountain it came to cost us to two lands in the middle of corn and now it surpasses for the relief of other parts as it is said by all the other communal we already prepared to Guatemala to represent our necessities and to ask to remedy those of said place to see if they are free said mountain with which we work and knowing that it was provided in our the employment of subdelegate judge of this province we went to ask for said measure for the reasons that our first writing and this we take exposed making us in charge, to cut with machete and axe the said mountain where the rope could pass so that there would not be land and royal lands to the detriment of his majesty as we executed it as you know, praying the mountains on the shores of the estuaries and others, where it has been necessary to do it as we will give full information about everything being necessary with the Spanish people who accompany them with some passion, they swore that the owners of Nagarejo have not needed this mountain to sow because on this side of the river they have a large mountain where they sow and it has not been in their interest to enter them nor to populate them until this is not profitable for this because there are no permanent waters. SIGNATURE 21. R. / they have a large mountain where they sow and it has not made them this interest to enter in them neither to populate until because for this it is not of benefit of the mountain for not having permanent waters, it is so that it is maintained that only the winter is not verified so that there are such as lagoons and some so immediate to the sea that the seas bathe and stir them so that not even the animals want it and although in the entrance of the mountain runs the Rio Grande the water that has good remains very high because the tide rises up to the top of where the Brazo Seco is part with what they verify two things: the first thing that to us it does not take us more interest than that of our sowings that this was the end of our denunciation so that resulting former that we are accompanied in it, composing us with its majesty who to do it thus, there is all our common prone; the other that is verified is that the owners of said site the simple alleging the hasty hoax only takes them the interest of the wheeling is that we pay them and to be unlawful appropriators R1, for whose so many natives that accompany us we beg to you to have us present in the excess that would have resulted so that in name of your majesty to occupy us and for the respective thing to the remittance of the diligence that in your order that was served to send make to know commands and to make we beg that this our writing is the first we allege and we ask to determine in justice it by means of we beg you to please know how we ask that in doing so we do not proceed in malice and the necessary other we beg you to admit this writing on this paper for not having it on any other official paper = signature Juan Bautista Sierra, signature Pedro Paniagua who for the other communal signatures Piele Santiago del Valle, signature Juan Manuel Vindel. The written decree provided and signed, I, Mr. De la Rosa, commissary of the cavalry and subdelegated judge of the Royal Right of lands of this province of Tegucigalpa in this Villa de San Joseph de Nacaome on the twenty-sixth day of the month of September of the year one thousand seventeen fifty-five. Citation to the common Intercontinenti I the supreme and it is exercised before me to the communal and neighbors of this Villa and in their persons I cite them in form the remittance of these proceedings as it is commanded who were given by cited and signed with me Signature Rossa, signature Juan Bautista Sierra, signature Pedro Paniagua, signature Joseph Flores, the most communal, signature Felipe Santiago del Valle, signature Manuel Vindel, orders of remission this villa De San Joseph de Nacaome on the twenty-seventh day of the aforementioned month and year. I, the aforementioned judge delegated to measure and remedy lands in favor of his majesty counselor and Mayor of the court of the RI order of Guatemala, private judge of the RI right of lands of this Kingdom in the mail I left on twenty useful pages and for the record I put it by diligence and signed it with witnesses for lack of a Clerk, signature Franco Feliz de la Rosa, signed Luis Sanchez de Amaya, signature Joseph Franco Inestrosa. regarding which have been referred by the judge signature R. 22. / sub delegate of the province of Tegucigalpa, these orders of the mentioned date at the request of the communal of the Villa de Nacaome suspending the continuation of the proceedings under the office of protection and possession will deliver the first of September of this year at the request of the owners of the Estate named Nagarejo and as it wants that such office of protection only serves to understand of the lands that they possess within the limits and boundary markers but of the deeds and not of the lands that were found outside of said boundary markers of the deeds and not of the lands that were found outside of said boundary markers and boundaries because these should be royal lands and resulting as it results from the measurement of the Estate of 49 caballerias of ***** the mentioned commissary without prejudice of the protection that has been made to them of all the lands that comprise to be their deeds would proceed to benefit of the RI to see all those that are made out of their limits, and boundary markers with situation of the neighbors having present the expressed deeds to make re measure and regulation. signature 22. V. / of those that were and receiving where a true value with people of all conscience will lower it to the proclaiming in the form that is had ordered by its institution and concluded will send the orders to this court with situation of the bidders, being granted the bond foreseen for those that these orders are returned. signature Lopez Varela which signed his lordship the gentleman Mr. Lopez Varela of the order of Calatrava of the Council of His Majesty. and Court of Alce of this RI and general judge of the royal right of lands of this Kingdom in Guatemala on October thirteenth, of the year one thousand fifty eight, signed 24. R. /come in form = Juan Antonio Rodriguez Pardo procurator y attorney of Narciso Girón, Mister Gregorio de Rivas and the rest of the owners of the estate and site of Nagarejo. Of this neighborhood of Nagarejo , neighbor of Nacaome in the Province of Tegucigalpa as the best place, I come to you and state: that with news that I had of having been sent by the judge commissary of you of that party without being of re measures that I practice of said estates on my part I have asked to be ordered to give me three sides of said to deduct in virtue the causes of resources with which I had to expose to said commissary. and by decree of you I was very served to demand that in due time I would be given the view of the said proceedings, for which reason I justly fear that some other diligences will be committed to said commissary in the case of not making present as I do to you, to which, having been conferred to such position of subdelegated commissary to the current one of the mentioned party, I book circular dispatch so that within the term of thirty days they occurred before all the settled ones to present their titles and before being fulfilled the said term under the town of said Nacaome of where it is I ask to Mr. Andrés Narciso Girón so that he appears before him the Capn. the deeds of the mentioned Estate and having answered him to be impossible to him for being said deeds presented before you and that soon he would execute the precept of manifesting them and without more merit than this incontinent one he provided another order, giving commission to Franco asked so that I will pass with a guarantee of mulattos, Sam you to the mentioned Estate of Nagarejo signature 24. V. / and to take prisoner to the mentioned gentleman Andrés Narciso Giron to his presence as there it was made arrived what was it reviled him of words it denigrates you as without taking care of his quality and old age when it is thus that when these circumstances did not mediate it was not them licit has said commissary to violate to them to any person, although it was very inferior but only to proceed according to office by the judicial orders that were illegal conforming supposing it also that they hid to him said deeds without that it returned to be the satisfaction what it returned to give him of that this have been presented as said remains before you, convincing him with pressure to sign certain diligence that he put of situation so that the following day I presented myself that without the deeds it was not possible or to make this for all the life I need to know that I will not commit being present by themselves it would be called the places, boundary markers and boundaries form at least did not want to attend it to reason some, but that running over everything happened with the denouncing mulattoes of said Nacaome to make said re measures, capital enemies of my represented ones for the envy that goods to them and they have always had to take away their lands, with the help that for them the ex-minister the same beneficiary of said Nacaome and a brother of his that also concurred to the said measure and for whose cause today we will visit the tomb of the above mentioned commissary exceeding in those that should not trample the right of the expressed ones my presents executing it the mentioned re measure without the regular order of measurements for the no practice nor experiences that of them has we do not have regular visits programmed in that it cannot less than result in the best absurdities some very serious prejudices to my represented by the with which it has walked and walked the aforementioned commissary in all other proceedings that I will operate as evidence that by doing so, the dispatch delivered by you of protection and possession, which is the dispatch on the first of September last of this year and I gave it to the said commissary so that he would give it the due compliance, signature 25. R. / In fact, not only did he not do so, but then he ordered the said mulattoes to gather in the priest's house and in loud voices he read to them slowly and ordered the boards in money to go down to this city to take 34 caballerias of land that he supposed there were also in said estate and by the encouragement that the said judge commissary as well as the said father priest have given to the said mulattoes to these in aggravation of the right and justice on my part they introduced themselves incontinently broke out to rub the mountain it is likely and lands of those. I miss it very much all these facts and the fact that the said commissary did not attend to such re measure if it was not such as occasion just I swear in soul of my represented ones and to mine the necessary signature Anto Rodriguez another if I say that you be of service also to declare that the dispatched testimony of the approval of the deeds of my represented ones is understood by the whole of the 26 *caballerías* of land that is composed of the said Hacienda de Nagarejo with the 3 cuerdas and 1/4 of a vara more for having been suffered elusive in the presentation that made the procurator Carcamo for my represented ones in only having done it for the attacking to the 8 *caballerías* and cuerdas of the excess without reflecting, signature 54. R. / that in the order that runs from page 10 to 11 of the title of composition that I have presented, it was ordered to release said deed in the form under a cuerda, with the one that had been demonstrated so that my clients would not be prejudiced by said error, which is justice that I ask to be suppressed. signed Jul Anto Rodríguez Pardo. The decree on writing provided and initialed by his lordship Mr. Domingo López de Urrelo Knight of the order of Calatrava of the Council of his majesty, his majesty's governor, and court mayor of this Rl Auda, and principal judge of the Rl of right of lands of this Kingdom in Guatemala in August thirty fist of the year of 1758. illegible signature. in the margin it is read book in September first of the year of 1758 the presented deeds were returned. signature 54. V. / BLANK PAGE SIGNATURE 55. R. / know how many these contained as I Mr. Andrés Narciso Girón and Mr. Cristóbal Salas as proxy, Mr. Gregorio Rivas represented his own person Mr. Gregorio del Valle, Mr. Juan Antonio Jiménez, Mr. Joseph de Quevedo, Mr. Manuel Montesinos and Mr. Pedro Fuentes, owner of the site of Nagarejo and neighbors of the district of Nacaome: we grant and know that we give all our power of attorney fulfilled and enough the one that right is required and necessary to Mr. Antonio Salgado, neighbor of the city of Guatemala and generally so that all my lawsuits, causes and business, civil and criminal that we have until today and we would have in the present and future, as well in the city of Guatemala as in others whatever place they are, as well suing as defending in any person of any state, quality and condition that they are and on which it comes, belief without interest that belongs to us and in its precision it seems before our king and lords of its represented councils, hearings and conciliatory and before its sanctity and its nuptials and before any other judges and ecclesiastical, secular justices that with right must and make any requests, orders, ask for how many he makes requirement, protests, executions, prisons, sale, and auction of goods for which he takes possession and protection of them, present writs deeds and other rec auto which he takes out of the power of whoever has them and wins represented positions, letters of requisition and censures that he makes read, signature 55. V. / intimate and public, where it goes whoever seems convenient to him that he gave testimony of the declarations that in virtue are made on and when before whom it is convenient, judges, scribes, lawyers, third parties, accountants, other persons, and the judge, in our name the said recusals and he desists and apart from them and make another again if convenient, make releases, waits, and remove and request jurisdiction, hear interlocutory and definitive orders and sentences and those that were given and pronounced in our conscious favor and from those to the contrary appeal and plead and follow, or from whoever follows such appeals or supplications to where and when before with right should, and finally make all the other orders, judicial and inter-judicial acts and diligences that may be convenient to us, without for lack of power, clause or solemnity to fail to do anything, because for what will be noted defective, and omitted for this very thing he leaves to give us, and to what is not here express, to this we want him to understand and of this especially to be understood with free and general administration and faculty of infusion, to swear and to substitute in one or in many or in all or in part and to revoke the substitutes and to name others again, to all of which and to the referred Mr. Antonio Salgado we relieve in the form of right, in which and according to the in the way that we can and must we bind ourselves to the firmness of what will be practiced in virtue of said power that is fixed in this town of habeas Christi of Langue in 25 days, signature 56. R. / of the month of September of the year of 1758. and to the grantors whom I, Mr. Juan Nicolás de Licona, lieutenant of mayor of those parties of Guacoran and Nacaome, of the jurisdiction of the RI of Minas de Tegucigalpa, certify that I know, they said so, We grant and Mr. Gregorio del Valle, Manuel Montesinos, and Mr. Pedro Fuentes did not sign, because they said they did not know how to sign, and Mr. Andrés Narciso Girón, Mr. Joseph Quevedo, Mr. Juan Antonio Jiménez, and Mr. Xptobal Salas, with me and the witnesses of my attendance in the absence of a Clerk and on common paper because there is no seal in these parties, which certified = Juan Nicolás de Lecona = Andrés Narciso Girón = Joseph de Quevedo = Juan Antonio Jiménez = Xiptobal Salas = Juan Miguel Fuentes = Ignacio de Fuentes = this transfer agrees with the original that remains in the archives of these parties, to which I do not need to refer, it is true and true, known and agreed upon, and which I ordered to be taken out and removed to give to the parties, I, Mr. Juan Nicolás de Licona, lieutenant mayor of these parties of Goascoran and Nacaome, and to its concession and extraction were witnesses Juan Miguel de Fuentes and Ignacio de Fuentes, neighbors of these districts, with whom auto for lack of a Clerk and in this common paper for not having it in any seal in these districts which certified and is fixed in this Villa de Habeas Christi de Langue said day month and year = signature Juan Nicolás Licona, signature Juan Miguel de Fuentes, signature Ignacio de Fuentes, signature 56. V. / in the city of Santiago de Guatemala on the eleventh day of the month of October of the year 1758. before me the gentleman and witnesses the Capn Mr. Antonio Salgado and that and of the trade of this said city that I give faith I know said: that the power that precedes and was conferred to him by the gentleman; signatures 57. R. / Andrés Narciso Girón and others that express the power that the owners of the place of Nagarajo and neighbors of the party of Nacaome granted him for the present or future that it in everything and for everything in the gentleman Juan Anto Rodríguez Pardo, procurator of number of the RI Auda of this Kingdom for what serves of him in the same conformation that the grantor was conferred without any limitation and with the same or in generalization and relief that so does not relieve or the grantor and so granted and signed it being witnesses of Mr. Franco de Castro, Mr. Ignacio Contreras and Joseph, neighbors of this said city, signature Antonio Salgado before me, signature Manuel Ordóñez good enough the power and his signature the lawyer Jerezano, signature 57. V. / BLANK PAGE, SIGNATURE 58. R. / will be presented by power of attorney and in due time be in sight = Rubric Juan Anto Rodríguez Pardo procurator de la RI auda of this Kingdom on behalf of Mr. Gregorio del Valler and other owners and possessors of the site and the Hacienda de Nagarejo, neighbors of the party of Nacaome in the province of Tegucigalpa and in virtue of his power of attorney that with due solemnity presented in the best form that there is before you I appear and say: that I have been informed that the subdelegated commissary judge of this RI right of land of that province has sent me some orders of remediation that the law of the province of Tegucigalpa has established for the remediation of the land rights of that province. Expectation mind speaking with the permanence that I must made of the said Hacienda of my represented ones influenced of some parties are neighbors and immediate and influenced of the gentleman Luis de Amaya brothers of the present priest of said party being the deeds of my represented ones we approved by this general court for what it was not enough to have said judge commissioner with telling him they were presented before his lordship for said approval, but that running over and influencing of works and words said my represented ones happened to be the mentioned re measure with said denouncing mulattoes, agglomerating to his whim by if; signatures 58. V. / considerable caballerías of land of excess in all that my parts possess and to reduce in form all these three facts and others that are instructed I knew you with the consideration that I must be very (broken....) to demand to me of transfer of said proceedings to deduce in form of right of just and actions that suit him and to present it to said judge commissioner recusation in form by the opprobrious, outrages, and violence with which he has left said my represented ones for all that I request to you lordship knew be very served to provide by giving reason as I request to provide of just oath informs the necessary to state that it intends to signature Anto Rodriguez Pardo, a decree to be written provided and initialed by Mr. Domingo Lopez of the Royal Cavalry of the Order of Calabrata of the Council of the governor and high court of this RI auda and chief judge of the RI right of lands of this Kingdom in Guatemala in October twelfth, of the year of 1758 = signature Agustin de Guirdola y Castro, in the city of Guatemala on October twelfth, of the year of 1758, the clerk notify the decree provided to the preceding writing to Juan Antonio Pardo procurator for whom I say that I did it for the record and understood that its content for the record I give faith = signature Franco Anto Guzman, signature 59. R. / Tegucigalpa, Choluteca Juan Anto Rodríguez Pardo procurator and proxy of Mr. Narciso Girón and other interested parties in Hacienda de Nagarejo in the province of Tegucigalpa as best place there before you I appear and say: that on the occasion of having passed the judge commissioner the RI right of land of providence work to render to my represented to the Estate and suppose to have found the excess of more than 40 *caballerías* of land to which gave merit certain complaint that made certain mulattoes of Nacaome, being so that as it has been manifested in the diligences that the said judge commissioner sends to this main court, the said excess is proposed in addition to the limits of the title of my represented parties and without waiting for the declaration of the said trial, the said complainants have introduced themselves to clear and sow in the said lands, in serious damage of the right of them so that being very served you deign to send dispatch or execution to the person of your liking so that it notifies to the intruders that with pretext some intrude me to make siembra in said lands, nor are used of cars we take advantage of them and to die definitively I do not know to look for the pertaining cause and what I have introduced they are (broken.....) signatures 59. V. / the said lands by means of what they have worked on them and by violence of having

44

wanted to appropriate what belongs to others from their own mutual property, dispossessing my principals of their right from now on in all counter pretexts on behalf of the said principals the fraudulent action of their introduction by suing them for the damages, losses and costs that have been caused and will be caused in law by all those who have seen and were the cause of them. the damages, losses and costs that have been caused and will be caused in the right cause it is clear that all those who have seen and were the cause of them and this by means of you your lordship may provide and order to do as I request it is justice, I swear in the necessary form to sign Jul Anto Rodriguez Pardo. free in the office as it was issued his election to the subdelegate judge of the territory to practice the diligences that is expressed by his impediment is understood with any white area that knows how to read and write signature lido Lopes Urrelo. which provided and signed by Mr. Domingo Lopez de Urrelo of the order of Calatrava of the Council of his majesty governor and alce of this royal out to general judge of the RI right of lands of this Kingdom in Guatemala. on September third of the year of 1758. signature Agustín Guirdola y Castro. In the margin it is read free on November fourth, of the year of 1758. and for the purposes of DORIS GESOLMINA ORDOÑEZ, I extend, sealed, and signed in 30 pages in the city of Tegucigalpa municipality of the central district on the twenty-sixth day of the month of January of the year 2006. signed and sealed by Carlos Wilfredo Maldonado. Director of the National Archive of Honduras. Thus passed this act and having informed the applicant of the right she has to read this instrument by herself, by her agreement I read it in its entirety in whose content she ratifies and signs. of all of which, of the knowledge, age, state, capacity, profession of the applicant as well as having had in view: a) the testimony of public deed number 243 of the general power of attorney for lawsuits and administrative matters authorized in this city, Carla Cristina Rubio, notary public. b) the aforementioned public documents and object of this requirement; c) the identity of the applicant number 0610 1954-00113; also making the warning of the obligation to go to the corresponding registries; I WITNESS. - SIGNATURE AND FINGERPRINT. DORIS GELSOMINA ORDOÑEZ OSORTO - SIGNATURE NOTARIAL SEAL AND DIGITAL FINGERPRINT RUBEN DARION NUÑEZ M.

To go at the request of attorney Doris Gelsomina Ordoñez Osorto and to deliver to Messrs. José Odilón, Julio César, Pedro Pánfilo and Inocente de los Dolores, all with the surname López Malespín, book, seal and signed this first copy in the same place and date of granting, in the corresponding sealed paper with the stamps of law duly cancelled and registry rights paid, remaining its original with which it agrees under the number pre inserted of my current protocol of the present year in where I annotate this booklet.

REGISTRY OF THE PROPERTY, REAL ESTATE AND MERCANTILE OF NACAOME
VALLE

DORIS G. ORDONEZ

Presented at the nine hours and six minutes of today, acording to the entry
number 838 Folio, *** , book 4 of the Real estate Journal.

March 13th, 2006

Place and Date

ILLEGIBLE SIGNATURE

Registrator

REAL ESTATE AND
COMMERCIAL
PROPERTY
INSTITUTENACAOM
E, VALLE.
HONDURAS C. A.

REGISTRY OF THE PROPERTY, REAL ESTATE AND MERCANTILE OF NACAOME,
VALLE

Comparing this copy with the document and presented to the Registry, they find
it to be in full conformity with the latter.

March 13, 2006

Place and Date

ILLEGIBLE SIGNATURE

Registrator

REAL ESTATE AND
COMMERCIAL
PROPERTY
INSTITUTENACAO
ME, VALLE.
HONDURAS C.A.

REGISTRY OF THE PROPERTY, REAL ESTATE AND MERCANTILE OF NACAOME,
VALLE

Registered in the Book of the Property Registry, Mortgages and Preventive
Annotations under Number 94, Volume 245.

Testimony by Exhibit.

Nacaome, March 13, 2006

ILLEGIBLE SIGNATURE

REGISTRATOR

INSTITUTO DE LA
PROPIEDAD
INMUEBLE Y
MERCANTIL,
NACAOME, VALLE
HONDURAS C.A.

46

*****IT IS ACCORDING TO ITS ORIGINAL*****

Issued in the Offices of the Property Institute of the City of Nacaome, Department of Valle, on the THIRTEEN (13) days of the month of JANUARY of the year two thousand and twenty (2020).

ILLEGIBLE SIGNATURE

Attorney EDWIN KENNY CONTRERAS

REGISTRATOR



INSTITUTO DE
LA PROPIEDAD
INMUEBLE Y
MERCANTIL,
NACAOME,
VALLE.



REPUBLICA DE HONDURAS

TESTIMONIO
DE LA
ESCRITURA PUBLICA

No. 34

De: TESTIMONIO POR EXHIBICION

_____

_____

Otorgada por: DORIS GELSOMINA ORDONEZ OSORTO COMO APODERADA Y REPRESEN-

TANTE DE LOS SEÑORES: JOSE ODILON, JULIO CESAR, PEDRO PANFILO, INOCENTE DE

LOS DOLORES, TODOS DE APELLIDO LOPEZ MALESPIN.

A favor de: ELLOS MISMOS

_____

_____

AUTORIZADA POR EL NOTARIO

RUBEN DARIO NUÑEZ M.

10 DE Marzo DE 2006

Se solicita Certificación Integra de Asiento

Sr. Registrador del Instituto de la Propiedad de Valle.

YO, *Virgilio Enconte Lopez Caceres*, Mayor de edad, Hondureño con Identidad No. *0605-1987-01147* Profesión u oficio *Abogado* y con domicilio, *Choluteca, Choluteca* con mi acostumbrado respeto comparezco ante usted solicitando Certificación Integra de un Asiento inscrito bajo No. *94* del Tomo *245* del Instituto de la Propiedad De Valle. A favor de: *Enconte de los Valores, Pedro Pandilo, Fco Colón, Julio Cesar todos de Apellido Lopez Mulespin.*

Al señor registrador muy respetuosamente pido: Admitir la presente solicitud y resolver de conformidad.

Nacaome, Valle *2* de *Enero* del Año 20*20*



_____

BANCO ATLANTIDA S.A.
RECAUDACIONES INSTITUTO DE LA PROPIEDAD
AGENCIA NACAOME
08/01/2020,10:48:00 CAJERO : G013
DOCUMENTO IP : 0001817855 CODIGO IP: 022
MONTO DEL SERVICIO:L. *300.00
Trx :6742 Ref. IBS/JTELLER :121 STATUS [illegible]

INSTITUTO DE LA PROPIEDAD



RECIBO DE PAGO POR SERVICIOS

1	R.T.N. o No. IDENTIDAD
	0606198701147

Recibo No. 0001817855

2	RAZÓN O DENOMINACIÓN SOCIAL COMPLETA SI ES SOCIEDAD O APELLIDOS Y NOMBRES SI ES PERSONA NATURAL
	VIRGILIO INOCENTE LOPEZ CACERES

3

CÓDIGO	DESCRIPCIÓN	TOTAL
022	CERTIFICACION INTEGRA DE ASIENTO	300.00



INSTITUTO DE LA PROPIEDAD
CANCELADO

C617879434-1

TOTAL A PAGAR	300.00

Total a pagar en letras: Trescientos Lempiras con 00/100



INSTITUTO DE LA PROPIEDAD

RECIBO DE PAGO POR SERVICIOS



1	R.T.N. o No. IDENTIDAD
	0606198701147

Recibo No. 0001826458

2	RAZÓN O DENOMINACIÓN SOCIAL COMPLETA SI ES SOCIEDAD O APELLIDOS Y NOMBRES SI ES PERSONA NATURAL
	VIRGILIO INOCENTE LOPEZ CACERES

3

CÓDIGO	DESCRIPCIÓN	TOTAL
022	CERTIFICACION INTEGRA DE ASIENTO	270.00



INSTITUTO DE LA PROPIEDAD CANCELADO

INSTITUTO DE LA PROPIEDAD CANCELADO

H291840638-1

TOTAL A PAGAR	270.00

Total a pagar en letras: Doscientos setenta Lempiras con 00/100



INSTITUTO DE LA PROPIEDAD

El suscrito Registrador del Instituto de la Propiedad Inmueble y Mercantil de Nacaome, Departamento de Valle, **CERTIFICA:** Que el inmueble inscrito bajo el Asiento **No. 94 DEL TOMO 245** de los libros del Registro de la Propiedad Inmueble y Mercantil de Valle.- Que literalmente dice:



ABG. EDWIN KENNY CONTRERAS

REGISTRADOR DEL INSTITUTO DE LA PROPIEDAD INMUEBLE Y MERCANTIL DE VALLE



REPUBLICA DE HONDURAS

TESTIMONIO
DE LA
ESCRITURA PUBLICA

No. 34

De: TESTIMONIO POR EXHIBICION

Otorgada por: DORIS GELSOMINA ORDOÑEZ OSORIO COMO APODERADA Y REPRESEN-
TANTE DE LOS SEÑORES: JOSE ODILON, JULIO CESAR, PEDRO PANFILO, INOCENTE DE
LOS DOLORES, TODOS DE APELLIDO LOPEZ MALESPIN.

A favor de: ELLOS MISMOS

AUTORIZADA POR EL NOTARIO

RUBEN DARIO NUÑEZ M.

10 DE Marzo DE 2006

ID: 1021471

Recibo N° 8871506
Receipt N°

Derechos L. L. 100.00
Fee



GOBIERNO DE LA
REPUBLICA DE HONDURAS



★ ★ ★ ★ ★

SECRETARÍA DE RELACIONES
EXTERIORES Y COOPERACIÓN
INTERNACIONAL

Aprobación de Traducción

Translation Approval

El suscrito Jefe de Traducción de la Secretaría de Relaciones Exteriores y Cooperación Internacional certifica que ha revisado formalmente la traducción del documento que precede y es correcta:

The undersigned Head of Translation of the Ministry of Foreign Affairs of the Republic of Honduras certifies, that this is a true and correct translation of the attached document:

CERTIFICACION

Número de Páginas del documento: **22**
Number of pages in the document

Solicitado por: PABLO REYES SANCHEZ
Applicant's Name

Certificado en Tegucigalpa, M. D. C., Honduras, C. A., miércoles, 29 de septiembre de 2021
City and date



Firmado digitalmente por MARCELA MARIA BENDAÑA CASTRO

SECRETARIA DE RELACIONES EXTERIORES Y COOPERACIÓN INTERNACIONAL SECCIÓN DE TRADUCCIÓN HONDURAS, CENTRO AMÉRICA

MARCELA MARIA BENDAÑA CASTRO
ENCARGADO DE LA UNIDAD DE TRADUCCION
OFFICER IN CHARGE OF TRANSLATION OFFICE

Válida únicamente para el documento adjunto. **1021471**
Valid only in reference for the attached document



Elaboró / Prepared by: Fabiola Castillo

Puede ser consultado en el siguente link: http://certificaciones.sreci.gob.hn/TramitesV3.0/AprobacionDeTraduccion.aspx

---

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

REAL ESTATE APPRAISAL REPORT

LOCATION OF THE PROPERTY: Lot of land called Hacienda Santa Barbara de Aguas Calientes in the site of Nombre de Dios de Nagarejo, in the city of Nacaome in the Department of Valle, Honduras, C.A.

PHOTO NUMBER 1

Photo of a view of an area of the lot

OWNER OF THE REAL ESTATE: Jose Odilon, Julio Cesar, Pedro Panfilo, Inocente de los Dolores all surnamed Lopez Malespin.

PETITIONER OF THE APPRAISAL: Allan Roberto Ciliezar Martinez

PURPOSE OF THE REPORT: To estimate the probable market value of real estate for purposes of its appraisal

DRAFTED BY: Roberto Raudales U.

REGISTRATION AS APPRAISER IN THE CNBS Number 410

REGISTRATION IN THE CICH. 2414

PLACE AND DATE: Tegucigalpa, MDC, August 18, 2021

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97



TRANSLATION

CHECKED BY
OFFICIAL
TRANSLATOR

HONDURAS
CENTRAL AMERICA

Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Roberto Raudales U.   Civil Engineer CICH No. 2414

Appraiser Registry CNBS.410   RTN: 08031960003991

robertoraudales@yahoo.com   Cell.95908698 Tel.22920127

REPORT OF THE APPRAISAL OF A REAL ESTATE

I.   APPRAISAL OF THE REAL ESTATE

1. General Data of the Real Estate

1. Name of Petitioner: Allan Roberto Ciliezar Martinez

2. Name of the owners of the rights of the real estate: **Jose Odilon, Julio Cesar, Pedro Panfilo, Inocente de los Dolores all with the last names Lopez Malespin**

3. Legal Representative of the co-owners: **Doris Gelsomina Ordonez Osorto**

4. Beneficiaries of the Appraisal: Allan Roberto Ciliezar Martinez

5. **Purpose of the Appraisal**: To estimate the probable market value of real estate for the purpose of its completion

6. **Date of the Inspection**: August 12, 2021

7. **Address of the real estate**: Lot of land called Hacienda Santa Barbara de Aguas Calientes in the site of Nombre de Dios de Nagarejo in the city of Nacaome in the Department of Valle, Honduras C.A.

8. The other boundary point of the property is found at the bridge and from Rio Nacaome upwards and 4.185 km.

2 Lot Dimensions and Boundaries

a) **To the North**: 9,072.01 M (9,072.01 M) Adjacent to Communal Lands.

b) **To the South**: 2,860.52 M (2,860.52 M) Adjacent to the estuaries near the sea.

c) **To the East**: 16,806.42 M Adjacent to the properties of the Lopez Malespin Family.



Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Roberto Raudales U.   Civil Engineer CICH No. 2414
Appraiser Registry CNBS.410   RTN: 08031960003991
robertoraudales@yahoo.com   Cell.95908698 Tel.22920127

d) **To the West**: 15,089.83 M Adjacent to communal land.

Note No.1. The expressed dimensions are taken from the satellite piano Authorized by Engineer Oscar Osorio Quiroz CICH No. 838.

3 Type and Geographic Location of the Lots:

a). Type of the Lot

According to the location of the lots, they are located in an area that is considered of **rural type.**

PHOTO NUMBER 2

Photo of a view of the property

b). Location of the lot points

The geographic location of the points of the lot according to the plan drawn up by Engr. Osorio Quiroz attached to this report.

4 Characteristics of the Real Estate.

1) The lot is a property used mostly for agriculture and livestock and most of the property is uncultivated, with high weeds, another part is grazed with grass for the breeding of cattle.



TRANSLATION

CHECKED BY
OFFICIAL
TRANSLATOR

HONDURAS
CENTRAL AMERICA

Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome
Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

typical of a typical area of Honduras, is a land with a flat topography for the most part, is a land near the banks of the Rio Nacaome on the north side and serves as irrigation for the planting of sugar cane to the estuaries of the Gulf of Fonseca, on the other hand, the lot is surrounded by good access by paved road as the Pan American Highway that leads to the Customs of Honduras with the Sister Republic of El Salvador and about 375 KM. It leads us to the border of Guatemala and to the borders of Mexico, and from the Real Estate in a distance of about 30 KM. It is located the Port of Henecan, located in the city of San Lorenzo, and the one that serves the exit of cargo by the Pacific Ocean, and more withdrawn to about 160 KM. It is located on the border with the Republic of Nicaragua and this leads us to Costa Rica and Panama, also on the property is accessible to electric power services, and accessible to its own source of energy through solar parks given the prevailing climate of the area, drinking water is also accessible from the river that runs through the lot, either for human consumption or for irrigation and other sources of water, such as groundwater through wells.

FOTOS 3 AND 4

Photo of sugar cane area of the lot

Photo of grass area of the lot

2) **Number of services:** The lot has access to several public utilities.



Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

TRANSLATION
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OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMERICA

Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome
Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

23-05-97

Roberto Raudales U.   Civil Engineer CICH No. 2414
Appraiser Registry CNBS.410   RTN: 08031960003991
robertoraudales@yahoo.com   Cell.95908698 Tel.22920127

such as: access by roads with asphalt pavement on the roads, the same is reached by paved road from the town of Jicaro Galan, or through the road that comes from the City of San Lorenzo to Coyolito and a street that crosses the property from the hamlet of El Chicaly to the community of El Coleti, also has access to service such as utilities, communal water, mobile phone, cable, small businesses and school center: Electricity, community drinking water, mobile telephony, TV. Cable, small businesses of supplies and school.

3) **Type of the zone**: The lot is located in an area where the land is mainly dedicated to agriculture and on a larger scale to half-breed cattle raising.

4) **Land Tenure**; The lot may be in some part of its areas in possession of persons who may not be its owner, including communities with human settlements scattered throughout the lot area.

5) **Registration of the ownership of the Lots**: The Lot is registered with the inscription No. 94 Volume No. 245 in the Registry of Property, Mortgage and Preventive Annotations of the city of Nacaome in the Department of Valle

Note No.2. The inscription expressed comes from an old deed transferred from the Spanish Crow since the year 1,758, with an area of greater size than that taken into account in this report based on the satellite map drawn up by Engr. Oscar Osorio Quiroz CICH No. 838, but which to date is not registered in the Property Registry of the Department of Valle in an individualized form, and that the owners of the communal rights acquire them by hereditary succession of their deceased



Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

mother according to the sentence of inheritance registered under No.69 of Volume 10 of the Department of Valle. of Volume 10 of the Department of Valle, and transferred

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

the community rights according to the transfer of ownership in its favor with No. 68 Volume No.243 of the Real Estate and Mercantile Property Registry of the Department of Valle

5 Data of the Area and Value of the Property:

1.) The area of the lot described in this report according to the plan of Engineer Oscar Osorio Quiroz CICH No. 838: is detailed as follows:

Details of the Lots	Area (M2)	Area (manzanas)
Area of the Lot	113,545,123.76	16,248.31 Manzanas

2.) Estimated Value of the Lot

To estimate the value of the lot according to its size and physical condition of the lot, please follow the following details:

Description	Area	P.U. / MANZANAS	ESTIMATED VALUE
Lot	16,248.31 MZ	L. 180,000.00	L. 2,924,695,800.00
VI. TOTAL LOT	16,248.31 MZ	L. 180,000.00	L. 2,924,695,800.00



TRANSLATION
CHECKED BY
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TRANSLATOR
HONDURAS
CENTRAL AMERICA

Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Observations on land value estimation. The estimated average market value per Manzana is estimated at L.180,000 .00/MZ, individually taking into account the location and type of topography of the land, the lot and close to the urban area of the city and mainly its use for agriculture and planting grass for raising cattle which in some small areas of the lot is very covered, and efficient on the other hand we must take into account that the property is located near the edge of the mangroves of the Gulf of Fonseca, almost bordering the border of El Salvador and other borders of the countries on the north side of the continent

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

close to the port of Henecan, close to the border of Nicaragua and more borders on the south side of the continent, close to communication routes of the country, surrounded by the waters of the Nacaome river, to provide irrigation water for crops and supply water for human consumption, if this is used as a whole for a big development of the price for a large investor.

Note No.2. The total value of two thousand and nine hundred and twenty-four million, six hundred and ninety-five thousand and eight hundred lempiras. (L.2,924,695,800.00) represents the total value of the property for its location and not an individualized value for the community rights properties established in the transfer of ownership that the parties appearing in this Report may be appearing in this Report of the property. as heirs that were declared of this property.

6 Real Estate Improvements

The lot only has improvements of a barbed wire fence and wooden poles in the area that is considered as part of the value of the land boundary otherwise has no improvements incorporated into its soil as there are constructions of house, but these belong to human settlements possibly located without the consent of the owners of the property.



TRANSLATION
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HONDURAS
CENTRAL AMERICA

Front Page of the Appraisal, Rural Property. Sitio Nombre de Dios de Nagarejo, Nacaome
Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

7 Property Appraisal

The Real Estate Appraisal corresponds to the valuation of the property that integrates the value of the land with its improvements incorporated to the lot as follows:

Description	Value of the Land (Lempiras)	VI. Improvements	VI. /Real Estate (Lempiras)	VL. Dollars (US $)
Lot	2,924,695,800.00	0.00	2,924,695,800.00	123,205,781.37
VL. Total of the Lot	**2,924,695,800.00**	**0.00**	**2,924,695,800.00**	**123,205,781.37**

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

Note 3: The estimated value in the present report corresponds to the total value of the property indicated according to the digitalized plan by Engineer Oscar Osorio Quiroz CICH No.838, and not to the individualized appraisal of the community rights that could have been inherited by the participants of the report.

TRANSLATION CHECKED BY OFFICIAL TRANSLATOR HONDURAS CENTRAL AMERICA

8 Conclusions of the Appraisal

• **Appraisal of the Property**: The estimated value in the appraisal of this property is: **two thousand and nine hundred and twenty-four million-six hundred and ninety-five thousand and eight hundred Lempiras Exact (1.2,924,695,800.00) equivalent to One Hundred Twenty-Three Million Two Hundred and Five Thousand Seven Hundred Eighty-One and Thirty-Seven Cents in American Dollars (US$.123,205,781.37).**



Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

• That for the purpose of estimating the value of the lot is taken into account the best use that can be given to this, and in this case is considered to use for agriculture and for raising cattle, flat topography, soil quality for what is used, close to water sources, good location close to road infrastructure and other means of communication, it is located between paved roads, close to the Gulf of Fonseca, the port of Henecan, the borders of neighboring countries and access to public utilities.

Seal:

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Roberto Raudales U.
Appraiser Registry CNBS.410
robertoraudales@yahoo.com

Civil Engineer CICH No. 2414
RTN: 08031960003991
Cell.95908698 Tel.22920127

• It is important to note that the lot described in the report is derived from an Old Deed issued by the Spanish Crown, with a larger area, but the area of the lot has been taken from a digital plan and has not been dismembered from the original deed, registered individually, and the ownership document of the co-owners is based on a transfer of a community property right.

• On the property there are constructions and other improvements of people that do not seem to belong to the owner of the property but to people outside the owner who have taken some areas of the property.

• 9 General Information of the Report

• It is important to point out that the value expressed in this report is only an opinion of value of the undersigned according to what was observed in the inspection made to the property and the analysis of the economic situation of the property, clarifying that the value may vary at the time of its realization especially according to the economic and social situation of the area or the country.



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HONDURAS
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Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome,
Department of Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

And on the other hand the present report does not represent, the topographic survey, nor because it is a large lot it does not represent the exact location of the property, but rather the location indicated by the persons who sent the persons appearing for the inspection of the property, nor does it represent risk studies of soil failures, structural studies, topographic studies, or studies of social behavior or legal situations of the property, nor the part that corresponds to the persons appearing in their community property rights.

• I also declare that in the preparation of this report, in my capacity as Appraiser Registrar at the CNBS, I do not have any incompatibility circumstance listed in the Regulations with respect to the beneficiaries of the appraisal, to sign this report.

10 ANNEXES

- Photographs of the lots
- Copies of Property Ownership Documents
- Copy of digitized surveyed plan
- Copy of Real Estate Appraiser's Card

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

(Illegible Signature)

Roberto Raudales U

Registry CNBS of Appraiser No. 410

Place and Date: Tegucigalpa, MDC., August 18th, 2021



TRANSLATION
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Front Page of the Appraisal, Rural Property, Sitio Nombre de Dios de Nagarejo, Nacaome
Department of Valle



[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

10. ANNEXES

TRANSLATION
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HONDURAS
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[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

ANNEX OF PHOTOGRAPHS

PHOTOGRAPHS OF THE REAL ESTATE

Photos of a view of the property and land communication roads, located in the city of Nacaome, Valle

Five Photos

Photos of the Appraisal, Rural Property, located in the City of Nacaome, Department of Valle
Page 1

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97



TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMERICA

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Photos of a view of the property, located in the city of Nacaome, Valle

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Six Photos

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Photos of Appraisal, Rural Property, located in the City of Nacaome , Department of Valle



[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Photo of a view of the property and roads of Terrestrial Communications located in the city of Nacaome, Valle

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Phots of Appraisal, Rural Property Located in the City of Nacaome, Department of Valle



TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMERICA

Photos of a view of the property, pasture areas for cattle, located in the city of Nacaome, Valle

6 photos

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Photos of Appraisal, Rural Property, located in the City of Nacaome, Department of Valle



TRANSLATION
Page 4
CHECKED BY
OFFICIAL
TRANSLATOR

HONDURAS
CENTRAL AMERICA

Photos of a view of the property, crop areas and pastures for cattle, located in the city of Nacaome, Valle

6 Photos

Photos of Appraisal, Rural Property, located in the City of Nacaome, Department of Valle



Photos of a view of the property, crop areas and pastures for cattle, located in the city of Nacaome, Valle

SIX PHOTOS

Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

Photos of Appraisal-Rural Property located in the City of Nacaome, Department of Valle



[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Photos of a view of the property, areas adjacent to Rio Nacaome, located in the city of Nacaome, Valle

3 Photos



Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97

TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMERICA

Photos of Appraisal-Rural Property located in the City of Nacaome, Department of Valle
Page 1/

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

ANNEX DOCUMENTATION

Copy of the Documents of the Property



TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMERIC

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

ANNEX DOCUMENTATION

Copy of the satellite map surveyed

SATELLITE MAP IMAGE



TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
HONDURAS
CENTRAL AMER

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

ANNEX DOCUMENTATION

Copy of the Real Estate Appraiser's Card



TRANSLATION
CHECKED BY
OFFICIAL
TRANSLATOR
[redacted]
HONDURAS
CENTRAL AMERIC

[Illegible signature]
[Jose Manuel Cardena Figueroa
Notary, Ex. No. 1328
Republic of Honduras C.A.]

Photography

National Commission of Banking and Insurance   [Logo]
Protection Management of the Financial User
Appraisers' registry of moveable and immovable assets. Other assets
and guarantees of other institutions' credits of the Supervised
Institutions.
Resolution: VAC GPU No. 35/20-03-2019
Registry No: 410
Expires: March 20th, 2022
Category: Junior Appraiser

Tegucigalpa M.D.C.

Name:
Roberto Raudales Urrutia
Branches for Assets:
I. Urban Lots
II. Rural Lots
III. Industrial Constructions
IV. Urban Constructions
V. Rural Constructions

[Illegible signature]
MEY LING PONG AGUILAR
Financial User Protection Manager

Issued

04/04/2019

This card is valid for three (3) years. For renewal procedures, the application must be
submitted thirty (30) days prior to its expiration date. Otherwise, it will be cancelled ex officio.

The commission will be able to suspend or cancel facts that affect the reliability of the
appraisals that they can make.

The inscription in the Registry of appraisers will be suspended if after the inscription, their
personal credits are qualified in adverse category (III, IV, V) and they may be reinstated until
they are upgraded to category I or II.



Seal: ROBERT O. RAUDALES

Honduran Association of Civil Engineers

Membership CICH 2414

23-05-97



GOBIERNO DE LA
REPÚBLICA DE HONDURAS



SECRETARÍA DE RELACIONES
EXTERIORES Y COOPERACIÓN
INTERNACIONAL

Apostille

Convention de La Haye du 5 Octobre 1961

1. **País:** Honduras
Country / Pays

El presente documento público
This public document / Le présent acte public

2. **Ha sido firmado por:** **DORIS SUYAPA FIGUEROA VALLADARES**
Has been signed by / a été signé par

3. **Quien actúa en calidad de:** **RECEPTORA ADSCRITA, SECRETARIA GENERAL**
Acting in the capacity of / agissant en qualité de

4. **Y esta revestido del sello/timbre de:** **CORTE SUPREMA DE JUSTICIA/ SECRETARIA GENERAL**
Bears the / stamp of / est revêtu du sceau / timbre de

Certificado / Certificate / Attesté

5. **En:** Tegucigalpa, M. D. C., Honduras, C. A.,
City and date / Ville et jour

6. **El día:** lunes, 30 de agosto de 2021
the / le

7. **Por:** **HENRY ADOLFO CASTILLO RUIZ**
By / Par

8. **Bajo el número:** 1006072
Number / Sous N°

9. **Sello/Timbre:**
Seal / Sta

SECRETARIA DE RELACIONES EXTERIORES Y COOPERACION INTERNACIONAL SECCION DE AUTENTICAS TEGUCIGALPA, M.D.C. HONDURAS, C.A.

10. **Firma:**
Signature / Signature



Firmado digitalmente por HENRY ADOLFO CASTILLO RUIZ

HENRY ADOLFO CASTILLO RUIZ
Jefe de la Sección de Auténticas y Apostillas
Head of the Authentication and Apostilles Office
Chef Titulaire de la Section des Légalisations et Apostilles

Esta Apostilla es válida únicamente para el documento adjunto ya registrado.
AUTENTICA No.31959-21

Esta Apostilla certifica únicamente la autenticidad de la firma, la calidad en que el signatario del documento haya actuado y, en su caso, la identidad del sello o timbre del que el documento público esté revestido.

Esta Apostilla no certifica el contenido del documento para el cual se expidió.

Esta Apostilla se puede verificar en la dirección siguiente:
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

This Apostille only certifies the authenticity of the signature and the capacity of the person who has signed the public document, and, where appropriate, the identity of the seal or stamp which the public document bears.

This Apostille does not certify the content of the document for which it was issued.

To verify the issuance of this Apostille, see
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

Cette Apostille atteste uniquement la véracité de la signature, la qualité en laquelle le signataire de l'acte a agi et, le cas échéant, l'identité du sceau ou timbre dont cet acte public est revêtu.

Cette Apostille ne certifie pas le contenu de l'acte pour lequel elle a été émise.

Cette Apostille peut être vérifiée à l'adresse suivante :
http://certificaciones.sreci.gob.hn/TramitesV3.0/CertificadoAutenticaApostillaSRECI.aspx

Elaborado por / By / Pour : Dilcia **N° 8822872** **30/08/2021 11:55:06 a.m.**



CORTE SUPREMA DE JUSTICIA
REPÚBLICA DE HONDURAS, C.A.





PAPEL ESPECIAL NOTARIAL
VEINTE LEMPIRAS
2020-2023

N°. 1343326

Tegucigalpa, M.D.C ., veintiseis de agosto del dos mil veintiuno .

COLEGIO DE ABOGADOS DE HONDURAS ... L. 5.00

SECRETARIA GENERAL

SECRETARIA DE LA CORTE SUPREMA DE JUSTICIA

REPUBLICA DE HONDURAS

AUTENTICA No. 31959-21

La Infrascrita, Secretaria General de la Corte Suprema de Justicia CERTIFICA: Que es auténtica la firma que antecede y dice:



JOSE MANUEL CARDONA FIGUEROA

puesta en su caracter de:

NOTARIO

En el documento consistente en:

Certificado de Autenticidad Serie "A" No.4337543 de fecha 19 de agosto de 2021, respecto al CONTRATO PRIVADO DE PROMEDA DE VENTA DE UN BIEN INMUEBLE, suscrito entre INOCENTE DE LOS DOLORES LOPEZ MALESPIN, por sí y como representante Legal de JOSE ODILON, JULIO CESAR y PEDRO PANFILO, todos de apellidos LOPEZ MALESPIN, y ALLAN ROBERTO CILIEZAR MARTINEZ.

Tegucigalpa, M.D.C., veintiseis de agosto del dos mil veintiuno

DORIS SUYAPA FIGUEROA VALLADARES
RECEPTORA ADSCRITA SECRETARIA GENERAL

LA CORTE SUPREMA DE JUSTICIA NO SE RESPONSABILIZA POR EL CONTENIDO Y USO DE ESTE DOCUMENTO.

CONTRATO PRIVADO DE PROMESA DE VENTA DE UN BIEN INMUEBLE



Nosotros, **INOCENTE DE LOS DOLORES LOPEZ MALESPIN** quien actúa por sí y representacion Legal de los señores **JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN,** , según poder general de adminitracion en instrumento numero ciento veintiuno (121) autorizado por Orlin Omar Irias Castro , e inscrito bajo el numero numero cincuenta , del tomo setenta y cinco (75) todos mayores de edad, casados, comerciantes, hondureños,,con domicilio en Tegucigalpa, Municipio del Distrito Central, Departamento de Francisco Morazán, y **ALLAN ROBERTO CILIEZAR MARTINEZ,** mayor de edad, casado, Ejecutivo de Negocios, hondureño, portador del Pasaporte No. F276563, con domicilio en Estados Unidos de Norteamérica, en tránsito por esta ciudad, los primeros lo hacen en su condición de **VENDEDORES,** y el segundo en su condición de **COMPRADOR,** quienes hallándose en el pleno ejercicio de sus derechos civiles libre y espontáneamente han convenido celebrar el presente documento contrato privado de promesa de venta de un bien inmueble, bajo las clausulas siguientes: **PRIMERO:** Manifiestan los vendedores , **JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN,** que son dueños, y están en **POSESIÓN DE UNA HACIENDA EN NACAOME Y EN CORAY DEPARTAMENTO DE VALLE,** que mide **UN AREA DE 16,500.0 MANZANAS EN NACAOME Y 9,500.0 MANZANAZ, , UBICADO EN NACAOME Y CORAY, DEPARTAMENTO DE VALLE,** que mediante sentencia dictada por el Juzgado primero de letras Departamental de Choluteca de fecha 23 de enero de 2006, fueron declarados herederos y se les concedió la posesión efectiva de herencia intestada que a su defunción les dejara su madre la señora Carmen Malespín, conocida también como Carmen Malespín de Lazo, y Carmen Malespín V. de López, inscrita bajo No 69 Tomo 10 en el Registro de Sentencia del Instituto de La propiedad, del Departamento de Valle, y que son dueños de derechos sobre varias haciendas entre ellas Santa Bárbara de Agua Caliente, en el sitio de nombre dios de Nagarejo, misma que se encuentra sita en Nacaome, Departamento de Valle, encontrándose inscrita la Tradición de dominio bajo No. 68 Tomo 243, del Instituto de La Propiedad Inmueble y Mercantil del Departamento de Valle, y por exhibición se testimonio el Instrumento 30, de fecha 8 de diciembre de 2005, mediante acta notarial, a) según instrumento 30, 8 de diciembre de 2005, dando fe del testimonio de escritura pública tuvo a la vista el tomo 1436 donde están varios protocolos de los instrumentos públicos del año 1788, con los folios 29 vuelto al 33, se encuentra el documento que dice en Tegucigalpa, a los 20 de octubre de 8004, don José Tiburcio Fiallos Alce Ordo, da el primer Voto de esta villa de Tegpa Don Anto Tranquilino Rosa, quien certifico conozco dijo, que por si y en nombre de su hermano don José Leandro Rosa, solicito reconocer en censn redimible un principal, de cinco mil pesos mitad de diez ps que se reconocían sobre la Hazda, que compro a los albaceas de Don Paulino Rivera, el sr Arcediano Dn Pedro Albino Megia, fundado por el señor Dn Segismundo Flores y Gallo a favor de la obrapia de Dolores, cuyo reconocimiento de Inquilinato lo hace con dho su hermano de mancomun, e insolidum como que son recíprocos en los dos su giros de comercio y demás que manejan y trafican en compañia y que en esta atención a conseguido licencia de su Sra Yllma quien en escripto fue servido concedérsela para documentarla en dha escritura la cual se agrega Certifica el director de Archivo Nacional se encuentra expediente NAGAREJO, No. 46 del Departamento de Valle, año 1758, No 127 FIR No.49 de 1758

Tegucigalpa, Choluteca No.38 autos de remedida de el sitio de Nagarejo nombre de los parajes Xicaro el corcovadlas Tinajas y el Papelon o, 29 caballerias 9 cuerdas varas 3/2 constato el título de 26 caballerias 3 cuerdas y ½ de vara cuyos límites y colindancias son las siguientes: **AL NORTE: XX, AL SUR: XX ,AL ESTE: XX, AL OESTE: XX**, Registrado bajo el número 94 y 93 del tomo 245 del Registro de La Propiedad Inmueble y Mercantil de Valle, **SEGUNDO:** continua manifestando **LOS VENDEDORES: JOSE INOCENTE LOPEZ CACERES, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, que por este Contrato Privado de Promesa de Venta de un bien inmueble, le vende cede y autoriza para que el señor **ALLAN ROBERTO CILIEZAR MARTINEZ, PUEDA USARLO COMO GARANTIA**, mientras se cancela en su totalidad los Lotes de terrenos, al señor **ALLAN ROBERTO CILIEZAR MARTINEZ**, por la cantidad de **US $50,000,000.00 CINCUENTA MILLONES DE DOLARES AMERICANOS** exactos, valor que ha aceptado así: a) una prima de L.4,000,000.00 dentro de un plazo de treinta a sesenta días, después de la firma de este contrato. b) la diferencia se cancelará ciento ochenta días después de recibida la prima pactada en literal a. **TERCERO:** declara el Comprador, **ALLAN ROBERTO CILIEZAR MARTINEZ**, que es cierto todo lo expresado por los **VENDEDORES,, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, que por este acto y documento, acepta dicha compra del bien inmueble libre de gravámenes e impuestos y comprometiéndose LOS VENDEDORES a cualquier saneamiento del derecho de evicción, cualquier incumplimiento al presente contrato se resolverá por los Juzgados competentes dentro del territorio nacional; asimismo da por recibido el bien, la cual firman los comparecientes en la ciudad de Tegucigalpa, Municipio del Distrito Central, Departamento de Francisco Morazán, a los 17 días del mes de agosto del año dos mil veintiuno (2021).

Inocente de los Dolores López M

INOCENTE DE LOS DOLORES LOPEZ MALESPIN

VENDEDOR

ALLAN ROBERTO CILIEZAR MARTINEZ

COMPRADOR







COLEGIO DE ABOGADOS DE HONDURAS
PAX ORBIS EX JURE
L. 1.00

COLEGIO DE ABOGADOS HONDURAS

VALOR LPS. 500.00
SERIE "A"

Colegio de Abogados de Honduras

Certificado de Autenticidad N° 4337543

4180576

El infrascrito Notario, **JOSE MANUEL CARDONA FIGUEROA**, del domicilio de Tegucigalpa, Municipio del Distrito Central, Inscrito en el Colegio de Abogados de Honduras con el número tres mil cuatrocientos treinta y siete (3437) y con Registro de Exequátur número un mil trescientos veintiocho (1328) de la Honorable Corte Suprema de Justicia, con Despacho profesional en el Edificio cantero, cuarto piso, cubículo 401, Teléfono 9836-4594, del Barrio el centro, frente al supermercado Paiz, de Tegucigalpa, M.D.C., **CERTIFICA:** Que las **FIRMAS** que calzan en el documento Adjunto de **CONTRATO PRIVADO DE PROMESA DE VENTA DE UN BIEN INMUEBLE** ubicado en Nacaome y en Coray departamento de Valle, celebrado en fecha 17 de agosto del 2021; son **AUTÉNTICAS** por ser de mi conocimiento pertenecen a los señores **INOCENTE DE LOS DOLORES LOPEZ MALESPIN,** Quien actúa por si y en representación legal de los señores José Odilón Lopez Malespín, Julio Cesar Lopez Malespín, Pedro Pánfilo Lopez Malespín y de **VENDEDOR, ALLAN ROBERTO CILIEZAR MARTINEZ** con pasaporte Americano No. F276563 quien actua en su condición de **COMPRADOR** y son las mismas que usan en todos sus actos y contratos. **DOY FE.** Articulo 25 del Código del Notariado.

Tegucigalpa, M. D. C. 19 de Agosto de 2021.

::ULTIMA LINEA::

JOSE MANUEL CARDONA FIGUEROA



Exq. 1328

NOTARIO EX. No. 1328 REPUBLICA DE HONDURAS, C.A.

31959-2021

PRIVATE CONTRACT OF A PROMISE OF SALE OF A REAL ESTATE PROPERTY

I, **INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, acting for myself and on behalf of **JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN**, according to a general power of attorney in instrument number one hundred and twenty-one (121) authorized by Orlin Omar Irias Castro, and registered under number fifty, of volume seventy-five (75), all of age, married, merchants, Hondurans, domiciled in Tegucigalpa, Municipality of the Central District, Department of Francisco Morazán, and **ALLAN ROBERTO CILIEZAR MARTINEZ**, of legal age, married, Business Executive, Honduran, holder of Passport No. F276563, domiciled in the United States of America, in transit through this city, the former as **SELLERS**, and the latter as **PURCHASER**, who, in the full exercise of their civil rights, have freely and spontaneously agreed to subscribe the present private contract of promise of sale of a real estate property, under the following terms and conditions: **ONE**: The sellers, **JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, state that they are the owners, and are in **POSSESSION OF AN ESTATE IN NACAOME AND IN CORAY DEPARTMENT OF VALLE**, which measures **AN AREA OF 16,500. 0 MANZANAS IN NACAOME AND 9,500.0 MANZANAZANAS, LOCATED IN NACADME AND CORAY, DEPARTMENT OF VALLE**, that by means of a sentence issued by the First Departmental Court of Choluteca dated January 23, 2006, they were declared heirs and were granted the effective possession of the intestate inheritance left to them by their mother Carmen Malespín, also known as Carmen Malespín de Lazo, and Carmen Malespín V. de López, registered under the No 69 Volume 10 in *the Registro de Sentencia del Instituto de La Propiedad* (Registry of Decisions of the Property Institute), of the Department of Valle, and that they are the holders of the rights over several estates among them Santa Bárbara de Agua Caliente, in the place named Dios de Nagarejo, which is located in Nacaome, Department of Valle, registered according to the Tradition of Domain under the No. 68 Volume 243, of the Instituto de La Propiedad Inmueble y Mercantil of the Department of Valle, and by exhibition the testimony of the Instrument 30, dated December 8, 2005, by Notarial Certificate, a) according to instrument 30, December 8, 2005, witnessing to the testimony of public deed had in view the volume 1436 where there are several protocols of public instruments of the year 1788, with folios 29 back to 33, is the document that says in Tegucigalpa, on October 20, 0004, Mr. José Tiburcio Fiallos Alce Ordo, grants the first Vote of this Villa de Tegpa Mr. Anto Tranquilino Rosa, who I certify I know said, that by himself and on behalf of his brother Mr. José Leandro Rosa, requested to recognize in a redeemable census a principal of five thousand pesos half of ten pesos that were recognized on the Estate, which he bought from the executors of Mr. Paulino Rivera, Mr. Pedro Albino Megia, Archdeacon of the Archdiocese of Dolores, founded by Mr. Segismundu Flores y Gallo in favor of the Obraspia de Dolores, whose recognition of tenancy is done with his brother of in association and *in solidum* as they are reciprocal in the two of his turns of trade and others that handle and operate jointly and that in this attention to obtained license of his Mrs. Yllma, who in writing was served to grant it to document it in such deed which is added Certifies the Director of the National Archives is found the NAGAREJO file, No. 46 of the Department of Valle, year 1758, No 127 SIGNATURE No.49 of 1758 Tegucigalpa, Choluteca No.38 remedial orders of the site of Nagarejo, name of the places Xicaro the corcovadlas Tinajas and the Papelon or, 29 *caballerías*

9 *cuerdas, varas* 3/2 and ½ of *vara* which limits and adjoining are as follows: **TO THE NORTH: XX, TO THE SOUTH: XX, TO THE EAST: XX, TO THE WEST: XX,** Registered under number 94 of volume 245 of the Real Estate and Mercantile Property Registry of Valle, **TWO: The SELLERS: JOSE INOCENTE LOPEZ CACERES, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN,** that by this Private Contract of Promise of Sale of a real estate property, it sells, assigns and authorizes Mr. ALLAN ROBERTO CILIEZAR MARTINEZ, TO USE IT AS A COLLATERAL, while Mr. ALLAN ROBERTO CILIEZAR MARTINEZ cancels in full the plots of land, to Mr. **ALLAN ROBERTO CILIEZAR MARTINEZ,** for the exact amount of **US $50,000,000.00 FIFTY MILLION AMERICAN DOLLARS,** value that has been accepted as follows: a) a premium of L.4,000,000.00 within a term of thirty to sixty days, after the signature of this contract. b) the difference shall be cancelled one hundred eighty days after receiving the premium agreed in literal a. **THREE:** the Buyer, **ALLAN ROBERTO CILIEZAR MARTINEZ, declares that everything expressed by the SELLERS, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN,** is true, that by this act and document, he accepts said purchase of the real estate free of liens and taxes and commits THE SELLERS to any right of eviction, accepts said purchase of the real estate free of encumbrances and taxes and THE SELLERS committing themselves to any compensation for the right of eviction, any breach of this contract shall be resolved by the competent Courts within the national territory; The SELLERS likewise acknowledge to have received the property, which is signed by the undersigned in the city of Tegucigalpa, Municipality of the Central District, Department of Francisco Morazán, on the .... day of the month of August of the year two thousand and twenty-one (2021).

INOCENTE DE LOS DOLORES LOPEZ MALESPIN

SELLER

ALLAN ROBERTO CILIEZAR MARTINEZ

BUYER

CONTRATO PRIVADO DE PROMESA DE VENTA DE UN BIEN INMUEBLE

Nosotros, INOCENTE DE LOS DOLORES LOPEZ MALESPIN quien actúa por si y representacion Legal de los señores JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, , según poder general de adminitracion en instrumento numero ciento veintiuno (121) autorizado por Orlin Omar Irias Castro , e inscrito bajo el numero numero cincuenta , del tomo setenta y cinco (75) tndos mayores de edad, casados, comerciantes, hondureños,,con domicilio en Tegucigalpa, Municipio del Distrito Central, Departamento de Francisco Morazán, y **ALLAN ROBERTO CILIEZAR MARTINEZ**, mayor de edad, casado, Ejecutivo de Negocios, hondureño, portador del Pasaporte Nn. F276563, con domicilio en Estados Unidos de Norteamérica, en tránsito por esta ciudad, los primeros lo hacen en su condición de **VENDEDORES**, y el segundo en su condición de **COMPRADOR**, quienes hallándose en el pleno ejercicio de sus derechos civiles libre y espontáneamente han convenido celebrar el presente documento contrato privado de promesa de venta de un bien inmueble, bajo las clausulas siguientes: PRIMERO: Monifiestan los vendedores , JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN, que son dueños, y están en POSESIÓN DE UNA HACIENDA EN NACAOME Y EN CORAY DEPARTAMENTO DE VALLE, que mide UN AREA DE 16,500.0 MANZANAS EN NACAOME Y 9,500.0 MANZANAZ, , UBICADO EN NACAOME Y CORAY, DEPARTAMENTO DE VALLE, que mediante sentencia dictada por el Juzgado primero de letras Departamental de Choluteca de fecha 23 de enero de 2006, fueron declarados herederos y se les concedió la posesión efectiva de herencia intestada que a su defunción les dejara su madre la señora Carmen Malespín, conocida también como Carmen Malespin de Lazo, y Carmen Malespin V. de López, inscrita bajo No 69 Tomo 10 en el Registro de Sentencia del Instituto de La propiedad, del Departamento de Valle, y que son dueños de derechos sobre varias haciendas entre ellas Santa Bárbara de Agua Caliente, en el sitio de nombre dios de Nagarejo, misma que se encuentra sita en Nacaome, Departamento de Valle, encontrándose inscrita la Tradición de dominio bajo No. 68 Tomo 243, del Instituto de La Propiedad Inmueble y Mercantil del Departamento de Valle, y por exhibición se testimonio el Instrumento 30, de fecha 8 de diciembre de 2005, mediante acta notarial, a) según instrumento 30, 8 de diciembre de 2005, dando fe del testimonio de escritura pública tuvo a la vista el tomo 1436 donde están varios protocolos de los instrumentos públicos del año 1788, con los folios 29 vuelto al 33, se encuentra el documento que dice en Tegucigalpa, a los 20 de octubre de 8004, don José Tiburcio Fiallos Alce Ordo, da el primer Voto de esta villa de Tegpa Don Anto Tranquilino Rosa, quien certifico conozco dijo, que por si y en nombre de su hermano don José Leandro Rosa, solicito reconocer en censo redimible un principal, de cinco mil pesos mitad de diez ps que se reconocían sobre la Hazda, que compro a los albaceas de Don Paulino Rivera, el sr Arcediano Dn Pedro Albino Megia, fundado por el señor Dn Segismundo Flores y Gallo a favor de la obrapia de Dolores, cuyo reconocimiento de Inquilinato lo hace con dho su hermano de mancomun, e insolidum como que son recíprocos en los dos su giros de comercio y demás que manejan y trafican en compañía y que en esta atención a conseguido licencia de su Sra Yllma quien en escripto fue servido concedérsela para documentarla en dha escritura la cual se agrega Certifica el director de Archivo Nacional se encuentra expediente NAGAREJO, No. 46 del Departamento de Valle, año 1758, No 127 FIR No.49 de 1758

Tegucigalpa, Choluteca No.38 autos de remedida de el sitio de Nagarejo nombre de los parajes Xicaro el corcovadlas Tinajas y el Papelon o, 29 caballerías 9 cuerdas varas 3/2 constato el título de 26 caballerías 3 cuerdas y ½ de vara cuyos límites y colindancias son las siguientes: **AL NORTE: XX, AL SUR: XX ,AL ESTE: XX, AL OESTE: XX**, Registrado bajo el número 94 y 93 del tomo 245 del Registro de La Propiedad Inmueble y Mercantil de Valle, **SEGUNDO:** continua manifestando **LOS VENDEDORES: JOSE INOCENTE LOPEZ CACERES, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, que por este Contrato Privado de Promesa de Venta de un bien inmueble, le vende cede y autoriza para que el señor **ALLAN ROBERTO CILIEZAR MARTINEZ, PUEDA USARLO COMO GARANTIA** , mientras se cancela en su totalidad los Lotes de terrenos, al señor **ALLAN ROBERTO CILIEZAR MARTINEZ**, por la cantidad de US **$50,000,000.00 CINCUENTA MILLONES DE DOLARES AMERICANOS** exactos, valor que ha aceptado así: a) una prima de L.4,000,000.00 dentro de un plazo de treinta a sesenta días, después de la firma de este contrato. b) la diferencia se cancelará ciento ochenta días después de recibida la prima pactada en literal a. **TERCERO:** declara el Comprador, **ALLAN ROBERTO CILIEZAR MARTINEZ**, que es cierto todo lo expresado por los **VENDEDORES,, JOSE ODILON LOPEZ MALESPIN, JULIO CESAR LOPEZ MALESPIN, PEDRO PANFILO LOPEZ MALESPIN, INOCENTE DE LOS DOLORES LOPEZ MALESPIN**, que por este acto y documento, acepta dicha compra del bien inmueble libre de gravámenes e impuestos y comprometiéndose LOS VENDEDORES a cualquier saneamiento del derecho de evicción, cualquier incumplimiento al presente contrato se resolverá por los Juzgados competentes dentro del territorio nacional; asimismo da por recibido el bien, la cual firman los comparecientes en la ciudad de Tegucigalpa, Municipio del Distrito Central, Departamento de Francisco Morazán, a los 17 días del mes de agosto del año dos mil veintiuno (2021).

Inocente de los Dolores Lopez M

INOCENTE DE LOS DOLORES LOPEZ MALESPIN

VENDEDOR

ALLAN ROBERTO CILIEZAR MARTINEZ

COMPRADOR